Exhibit 99.2

BITAUTO HOLDINGS LIMITED

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

BITAUTO HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Bitauto Holdings Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Bitauto Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income/(loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of the Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Provision for credit losses of finance receivables

As described in Note 15 to the consolidated financial statements, the Company’s consolidated finance receivables balance as of December 31, 2019 was RMB26,990 million, after a provision for credit losses of RMB566 million. For the year ended December 31, 2019, the provision for credit losses for finance receivables recorded in the consolidated statement of comprehensive income/(loss) amounted to RMB871 million. The total balance of a finance receivable is considered contractually past due if the minimum required payment is not received by the contractual repayment day. The allowance for credit losses is based on a systematic, ongoing review and valuation performed as part of the credit-risk evaluation process. Management estimates the balance of provision for credit losses of finance receivables at each balance sheet date by applying an incurred loss model, mainly based on customer repayment activities, where applicable, the historical loss rate and days past due information.

The principal considerations for our determination that performing procedures relating to the provision for credit losses of finance receivables is a critical audit matter are there were significant judgments made by management in estimating the credit losses of finance receivables. This in turn led to a high degree of auditor judgement, subjectivity and audit effort in performing procedures to evaluate the reasonableness of management’s determination of the provision for credit losses of financial receivables, including the underlying data and significant assumptions used in estimating the expected default rate. In addition, the audit effort involved the significant use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimation of the provision for credit losses of finance receivables, including controls over the estimation model, significant assumptions and data used to estimate the expected default rate. The procedures also included, among other things, testing management’s process for evaluating the appropriateness of management’s model to determine the provision for credit losses of financial receivables, testing completeness, accuracy and relevance of underlying data used in the model, evaluating the significant assumptions used by management, including the expected default rate, and testing the mathematical accuracy of the calculation. Evaluating the reasonableness of the significant assumptions used in estimating the expected default rate involved considering historical default rate and testing the aggregation of historical loss rates of financial assets within each risk level. Professionals with specialized skill and knowledge were used to assist in the evaluation of the estimation model and expected default rate.

Impairment of investment in equity investees

As described in Note 9 to the consolidated financial statements, the Company’s consolidated investment in equity investees balance as of December 31, 2019 was RMB1,913 million. For the year ended December 31, 2019, impairment losses from the investment in equity investees recorded in the consolidated statement of comprehensive income/(loss) amounted to RMB168 million. Management performs impairment assessments of the investments whenever events or changes in circumstances indicate that the carrying value of an investment may not be fully recoverable. The primary factors that management considers in its determination include the length of time the Company holds the investment, financial condition, operating performance, prospects of the equity investees and other company-specific information of the investees. Management writes down the carrying value of the equity investees to fair value if the decline in fair value is deemed to be other than temporary after performing impairment assessments, which is reflected in share of results of equity investees and investment loss in the consolidated statements of comprehensive income/(loss).

The principal considerations for our determination that performing procedures relating to the impairment assessment of investment in equity investees is a critical audit matter is that there were significant judgments made by management in estimating the fair value of the investment in equity investees. This in turn led to a high degree of auditor judgment, subjectivity and effort in evaluating management’s estimation of the fair value of the investment in equity investees including management’s assessment of the equity investees’ financial condition, operating performance, prospects and other company-specific information. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment of the investment in equity investees, including controls over the identification of impairment indicators as well as controls over the estimates of the fair values of the investments in equity investees. These procedures also included, among others, testing management’s process for identifying the investments with impairment indicators and estimating the fair values of the investments in equity investees if impairment indicators were identified, evaluating the appropriateness of the valuation model, testing the completeness and accuracy of data used in the model, and evaluating the significant assumptions used by management including revenue growth rate, terminal growth rate and discount rate. Evaluating management’s assumptions related to the revenue growth rate involved considering the equity investees’ historical financial condition, historical operating performance and prospects, considering other company-specific information of the investees’ including recent financing activities and benchmarking of peer comparisons. Evaluating management’s assumptions related to the terminal growth rate and discount rated involved considering the rates used for comparable companies and other company-specific information of the investees’ including financing activities. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the methodology used in the impairment models and the appropriateness of the assumptions used in the model, including the terminal growth rate and the discount rate.

Measurement of investment in convertible notes

As described in Notes 10 and 28 to the consolidated financial statements, the Company’s consolidated investment in convertible notes balance as of December 31, 2019 was RMB2,154 million. Management has elected the fair value option to account for investment in convertible notes. Investment in convertible notes is classified under Level 3 in the fair value hierarchy (“Level 3 Financial Instruments”), with the fair value estimated based on a third-party appraisal report using the binomial option pricing model, utilizing various unobservable inputs which required management to make significant assumptions and estimates with respect to volatility, risk free rate and discount rate .

The principal considerations for our determination that performing procedures relating to the measurement of investment in convertible notes is a critical audit matter are there were significant judgments by management when developing their assessment of the fair value of the investment in convertible notes. This in turn led to a high degree of auditor judgment, subjectivity and effort in evaluating management’s primary assumptions, including the determination of the model, guideline companies used, volatility, risk free rate and discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s fair value assessment of the investment in convertible notes, including controls relating to development of the significant assumptions and estimates related to the fair value measurement, including volatility, risk free rate, discount rate and other assumptions used in these assessments. These procedures also included, among others, reading the investment agreements, testing management’s process for developing the fair value measurement of the Level 3 Financial Instruments, evaluating the appropriateness of the model used in the valuation, testing the completeness, accuracy and relevance of underlying data used in the model, and evaluating key market-related assumptions in the model including guideline companies used, volatility, risk free rate and discount rate. Evaluating the reasonableness of management’s assumptions in guideline companies used, volatility, risk free rate and discount rate involved considering the past performance of the issuers of the convertible notes and benchmarking of peer comparisons. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the model, risk free rates and discount rates used in the evaluation models.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 27, 2020

We have served as the Company’s auditor since 2015.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

		2018	2019
	Notes	RMB	RMB
Assets
Current assets
Cash and cash equivalents		4,576,820	4,260,533
Restricted cash	6	4,344,291	3,136,926
Accounts receivable, net	7	3,890,712	3,792,641
Bills receivable		365,036	372,539
Prepayments and other receivables	8	2,039,299	2,220,724
Due from related parties	29	181,495	123,902
Uncollateralized finance receivables - current portion, net	15	5,226,642	4,451,575
Collateralized finance receivables - current portion, net	15	13,546,137	12,301,329
Other current assets		4,415	3,393

Total current assets		34,174,847	30,663,562

Non-current assets
Restricted cash	6	446,108	114,318
Investment in equity investees	9	1,907,171	1,912,803
Investment in convertible notes	10	1,789,470	2,153,790
Property, plant and equipment, net	11	449,387	205,394
Intangible assets, net	12	996,941	381,749
Deferred tax assets	25	178,563	443,912
Goodwill	13	532,130	861,583
Right-of-use assets	14	—	80,962
Uncollateralized finance receivables - non-current portion, net	15	6,609,474	2,906,280
Collateralized finance receivables - non-current portion, net	15	11,494,820	7,330,610
Other non-current assets	16	1,165,027	1,322,081

Total non-current assets		25,569,091	17,713,482

Total assets		59,743,938	48,377,044

Liabilities

Current liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the primary beneficiaries of RMB4,399,899 and RMB4,737,669 as of December 31, 2018 and 2019, respectively)

Short term borrowings	17	12,274,038	10,860,862
Asset-backed securitization debt	18	10,021,333	6,201,021
Accounts payable		2,909,051	3,081,405
Bills payable		32,300	—
Guarantee liabilities	19	107,614	207,716
Income tax payable		361,726	497,664
Due to related parties	29	106,563	104,830
Lease liabilities	14	—	46,033
Deferred revenue	21	164,867	109,564
Other payables and accruals	22	2,660,157	2,533,642

Total current liabilities		28,637,649	23,642,737

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

		2018	2019
	Notes	RMB	RMB
Non-current liabilities
Long term borrowings	17	4,626,756	2,263,614
Asset-backed securitization debt	18	3,764,348	1,167,910
Convertible debt	20	774,703	—
Deferred tax liabilities	25	27,770	30,638
Lease liabilities	14	—	23,391
Deferred revenue	21	1,444,920	1,344,094
Other non-current liabilities		159,355	148,439

Total non-current liabilities		10,797,852	4,978,086

Total liabilities		39,435,501	28,620,823

Commitments and contingencies	30
Redeemable noncontrolling interests	23	360,010	390,437
Bitauto Holdings Limited shareholders’ equity
Ordinary shares (US$0.00004 par value; 1,250,000,000 shares authorized as of December 31, 2018 and 2019, respectively; 72,739,966 shares and 73,761,089 issued and outstanding as of December 31, 2018 and 2019, respectively)		19	20
Additional paid-in capital		12,782,826	12,664,018
Treasury shares		(333,985)	(241,572)
Statutory reserves		204,583	222,547
Accumulated other comprehensive income		601,423	650,773
Accumulated deficit		(2,124,549)	(3,312,204)

Total Bitauto Holdings Limited shareholders’ equity		11,130,317	9,983,582
Noncontrolling interests		8,818,110	9,382,202

Total shareholders’ equity		19,948,427	19,365,784

Total liabilities, redeemable noncontrolling interests and shareholders’ equity		59,743,938	48,377,044

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

		2017	2018	2019
	Notes	RMB	RMB	RMB
Revenue		8,751,259	10,579,609	10,752,917
Cost of revenue		(3,234,680)	(4,244,398)	(4,244,752)

Gross profit		5,516,579	6,335,211	6,508,165
Selling and administrative expenses		(6,059,046)	(6,370,718)	(7,160,276)
Product development expenses		(565,702)	(611,113)	(609,908)
Other gains, net	24	31,576	181,114	305,782

Loss from operations		(1,076,593)	(465,506)	(956,237)
Interest income		93,025	125,875	114,391
Interest expense		(92,633)	(79,090)	(147,387)
Share of results of equity investees		(71,866)	(76,810)	(74,111)
Investment loss		(75,097)	(7,889)	(28,677)

Loss before tax		(1,223,164)	(503,420)	(1,092,021)
Income tax expense	25	(203,824)	(175,896)	(91,019)

Net loss		(1,426,988)	(679,316)	(1,183,040)
Net loss attributable to noncontrolling interests		(147,991)	(99,021)	(13,349)
Accretion to redeemable noncontrolling interests		332,117	28,057	30,427

Net loss attributable to Bitauto Holdings Limited		(1,611,114)	(608,352)	(1,200,118)
Net loss per share/ADS attributable to ordinary shareholders	27
Basic		(23.01)	(8.13)	(16.92)
Diluted		(23.16)	(8.13)	(16.92)
Weighted average number of shares/ADSs	27
Basic		70,154,910	71,305,353	71,108,532
Diluted		70,154,910	71,305,353	71,108,532
Other comprehensive (loss)/income
Foreign currency exchange (losses)/gains, net of tax of nil		(353,747)	153,894	67,803
Total comprehensive loss, net of tax		(1,780,735)	(525,422)	(1,115,237)

Total comprehensive (loss)/income attributable to noncontrolling interests		(227,693)	(78,293)	5,104
Accretion to redeemable noncontrolling interests		332,117	28,057	30,427

Total comprehensive loss attributable to Bitauto Holdings Limited		(1,885,159)	(475,186)	(1,150,768)

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

	2017	2018	2019
	RMB	RMB	RMB
Cash flows from operating activities
Net loss	(1,426,988)	(679,316)	(1,183,040)
Adjustments to reconcile net loss to net cash provided by operating activities:
Investment loss	75,097	7,889	28,677
Unrealized exchange (gains)/losses	(8,375)	15,993	(2,321)
Interest expense	31,659	—	412
Depreciation of property, plant and equipment	185,344	255,762	88,436
Amortization of intangible assets	688,572	693,761	670,953
Deferred income tax	(46,171)	(150,522)	(272,005)
Share-based compensation	1,185,839	896,416	426,371
(Gains)/Losses on disposal of property, plant and equipment	(14,910)	5,364	(14,911)
Gains on disposal of intangible assets	(1,520)	(52,673)	—
Share of results of equity investees	71,866	76,810	74,111
Gains from guarantee liabilities	—	(2,462)	(34,782)
Impairment of non-current assets	—	—	104,761
Allowance for doubtful accounts for accounts receivable and credit losses for finance receivables	349,185	747,254	1,216,681
Allowance for amounts due from related party and other receivables	15,000	4,000	66,838
Changes in assets and liabilities, net of effects of acquisitions and disposals:
Accounts receivable	(869,699)	(1,259,543)	(246,673)
Bills receivable	(220,308)	(34,492)	(7,503)
Prepayments and other receivables	(343,794)	(737,248)	(96,557)
Due from related parties	29,792	(13,185)	(75,188)
Other current assets	(17)	(176,740)	141,186
Other non-current assets	(375,823)	(104,618)	224,292
Accounts payable	483,312	745,184	294,429
Guarantee liabilities	—	110,076	134,884
Deferred revenue	116,347	(93,596)	(156,129)
Income tax payable	30,561	192,625	78,988
Due to related parties	25,194	8,322	(16,733)
Other payables and accruals	968,509	215,689	37,944
Other non-current liabilities	(20,446)	7,229	12,476

Net cash provided by operating activities	928,226	677,979	1,495,597

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

	2017	2018	2019
	RMB	RMB	RMB
Cash flows from investing activities
Placement of time deposits	—	—	(678,205)
Proceeds from maturity of time deposits	2,000	—	678,205
Purchase of investment in equity investees	(120,429)	(754,008)	(131,000)
Disposal of investment in equity investees	127,120	15,328	—
Purchases of property, plant and equipment	(1,728,761)	(230,945)	(523,703)
Purchases of intangible assets	(26,706)	(14,143)	(10,278)
Purchase of convertible notes	—	(139,425)	(335,318)
Proceeds from disposal of property, plant and equipment	242,282	816,860	266,545
Proceeds from disposal of intangible assets	—	57,400	—
Acquisition of finance receivables	(24,608,984)	(24,705,908)	(12,605,684)
Collection of finance receivables	9,135,002	17,483,354	20,979,839
Acquisition of subsidiaries, net of cash acquired	(49,585)	—	6,606

Net cash (used in)/provided by investing activities	(17,028,061)	(7,471,487)	7,647,007

Cash flows from financing activities
Proceeds from issuance of subsidiary’s ordinary shares, net of issuance costs	5,528,755	(3,165)	—
Proceeds from issuance of subsidiaries’ redeemable convertible preference shares, net of issuance costs	1,317,450	—	—
Repurchase of ordinary shares	—	(326,654)	—
Repurchase of subsidiary’s ordinary shares	—	(4,367)	(2,581)
Contribution from noncontrolling interests	2,995	—	54,429
Purchase of noncontrolling interests	(36,292)	—	(123,529)
Payment for redemption of convertible debt	—	—	(865,850)
Proceeds from exercise of options	26,673	1,910	2,326
Dividend paid by subsidiary	—	—	(4,018)
Proceeds from borrowings	23,306,791	23,045,346	18,386,906
Repayment of borrowings	(14,650,880)	(22,710,497)	(22,060,739)
Proceeds from asset-backed securitization debt	11,142,486	16,956,147	6,758,846
Repayment of asset-backed securitization debt	(6,795,858)	(11,947,716)	(13,175,596)

Net cash provided by/(used in) financing activities	19,842,120	5,011,004	(11,029,806)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(350,491)	110,364	31,760

Increase/(Decrease) in cash and cash equivalents and restricted cash	3,391,794	(1,672,140)	(1,855,442)
Cash and cash equivalents and restricted cash at beginning of the year	7,647,565	11,039,359	9,367,219

Cash and cash equivalents and restricted cash at end of the year	11,039,359	9,367,219	7,511,777

Supplemental cash flow disclosures:
Cash paid for income taxes	(219,434)	(133,793)	(284,036)
Cash paid for interest	(1,118,736)	(1,962,269)	(2,049,514)
Supplemental disclosures of non-cash activities:
Purchases of property, plant and equipment	9,471	10,499	2,970
Purchases of intangible assets	708	1,291	498
Amounts receivable from exercise of options	(58,415)	(176)	(188)
Investment in convertible notes in connection with business cooperation with Yusheng Holdings Limited	—	1,645,342	—
Conversion of convertible debt	158,450	—	3,408
Conversion of Yixin preferred shares	5,323,103	—	—
Acquisition of subsidiary	—		68,632
Investment in equity investees	—	—	84,762

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

	Ordinary shares		Treasury shares		Additional paid-in	Statutory	Accumulated other comprehensive	Accumulated	Total Bitauto Holdings Limited shareholders’	Noncontrolling	Total shareholders’
	Share	Amount	Share	Amount	capital	reserves	income	deficit	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1, 2017	70,726,025.0	19	1,274,186.5	(41,888)	8,903,759	89,841	742,302	(150,515)	9,543,518	278,547	9,822,065
Issuance of ordinary shares	1,000,000.0	—	—	—	—	—	—	—	—	—	—
Exercise of options and RSUs	—	—	(653,397.0)	21,477	(2,001)	—	—	—	19,476	—	19,476
Share-based compensation	—	—	—	—	1,056,653	—	—	—	1,056,653	129,186	1,185,839
Net loss	—	—	—	—	—	—	—	(1,278,997)	(1,278,997)	(147,991)	(1,426,988)
Foreign currency translation losses	—	—	—	—	—	—	(274,045)	—	(274,045)	(79,702)	(353,747)
Conversion of Yixin preferred shares to ordinary shares	—	—	—	—	(947,158)	—	—	—	(947,158)	6,270,261	5,323,103
Proceeds from Yixin IPO, net of issuance costs	—	—	—	—	3,321,055	—	—	—	3,321,055	2,204,022	5,525,077
Transaction with noncontrolling interests	—	—	—	—	12,554	—	—	—	12,554	59,349	71,903
Conversion of convertible debt	1,013,941.0	—	—	—	158,450	—	—	—	158,450	—	158,450
Acquisition of noncontrolling interests in subsidiaries	—	—	—	—	49,298	—	—	—	49,298	(109,671)	(60,373)
Issuance of ordinary shares by the Company’s subsidiary	—	—	—	—	—	—	—	—	—	3,030	3,030
Accretion of redeemable noncontrolling interests	—	—	—	—	(332,117)	—	—	—	(332,117)	—	(332,117)
Provision of statutory reserves	—	—	—	—	—	63,697	—	(63,697)	—	—	—

As of December 31, 2017	72,739,966.0	19	620,789.5	(20,411)	12,220,493	153,538	468,257	(1,493,209)	11,328,687	8,607,031	19,935,718

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

	Ordinary shares		Treasury shares		Additional paid-in	Statutory	Accumulated other comprehensive	Accumulated	Total Bitauto Holdings Limited shareholders’	Noncontrolling	Total shareholders’
	Share	Amount	Share	Amount	capital	reserves	income	deficit	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1, 2018	72,739,966.0	19	620,789.5	(20,411)	12,220,493	153,538	468,257	(1,493,209)	11,328,687	8,607,031	19,935,718
Repurchase of ordinary shares	—	—	2,398,780.0	(329,625)	—	—	—	—	(329,625)	—	(329,625)
Exercise of options and RSUs	—	—	(488,321.0)	16,051	(14,059)	—	—	—	1,992	—	1,992
Repurchase of subsidiaries’ ordinary shares	—	—	—	—	(1,958)	—	—	—	(1,958)	(2,409)	(4,367)
Exercise/settlement of options and RSUs in subsidiaries	—	—	—	—	(96,762)	—	—	—	(96,762)	97,237	475
Share-based compensation	—	—	—	—	701,872	—	—	—	701,872	194,544	896,416
Share of other comprehensive loss of equity method investees	—	—	—	—	1,297	—	—	—	1,297	—	1,297
Net loss	—	—	—	—	—	—	—	(580,295)	(580,295)	(99,021)	(679,316)
Foreign currency translation gains	—	—	—	—	—	—	133,166	—	133,166	20,728	153,894
Accretion of redeemable noncontrolling interests	—	—	—	—	(28,057)	—	—	—	(28,057)	—	(28,057)
Provision of statutory reserves	—	—	—	—	—	51,045	—	(51,045)	—	—	—

As of December 31, 2018	72,739,966.0	19	2,531,248.5	(333,985)	12,782,826	204,583	601,423	(2,124,549)	11,130,317	8,818,110	19,948,427

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

	Ordinary shares		Treasury shares		Additional paid-in	Statutory	Accumulated other comprehensive	Accumulated	Total Bitauto Holdings Limited shareholders’	Noncontrolling	Total shareholders’
	Share	Amount	Share	Amount	capital	reserves	income	deficit	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1, 2019	72,739,966.0	19	2,531,248.5	(333,985)	12,782,826	204,583	601,423	(2,124,549)	11,130,317	8,818,110	19,948,427
Issuance of ordinary shares	1,000,000.0	1	—	—	—	—	—	—	1	—	1
Exercise of options and RSUs	—	—	(773,311.0)	92,413	(90,109)	—	—	—	2,304	—	2,304
Repurchase of subsidiaries’ ordinary shares	—	—	—	—	(1,132)	—	—	—	(1,132)	(1,449)	(2,581)
Exercise/settlement of options and RSUs in subsidiaries	—	—	—	—	(56,975)	—	—	—	(56,975)	57,240	265
Acquisitions of subsidiaries	—	—	—	—	47,942				47,942	140,095	188,037
Transaction with noncontrolling interests	—	—	—	—	(288,905)	—	—	—	(288,905)	238,139	(50,766)
Share-based compensation	—	—	—	—	297,390	—	—	—	297,390	128,981	426,371
Conversion of convertible debt	21,123	—	—	—	3,408	—	—	—	3,408	—	3,408
Dividend paid by subsidiary	—	—	—	—	—	—	—	—	—	(4,018)	(4,018)
Net loss	—	—	—	—	—	—	—	(1,169,691)	(1,169,691)	(13,349)	(1,183,040)
Foreign currency translation gains	—	—	—	—	—	—	49,350	—	49,350	18,453	67,803
Accretion of redeemable noncontrolling interests	—	—	—	—	(30,427)	—	—	—	(30,427)	—	(30,427)
Provision of statutory reserves	—	—	—	—	—	17,964	—	(17,964)	—	—	—

As of December 31, 2019	73,761,089	20	1,757,937.5	(241,572)	12,664,018	222,547	650,773	(3,312,204)	9,983,582	9,382,202	19,365,784

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

1.	Principal activities and organization

Bitauto Holdings Limited (the “Company”) is a limited liability company incorporated and domiciled in the Cayman Islands. The registered office is located at Scotia Centre, George Town, Grand Cayman, Cayman Islands.

The Company does not conduct any substantial operations of its own, but conducts most of its business through its operating subsidiaries, variable interest entities (“VIEs”) and subsidiaries of VIEs established in the People’s Republic of China (the “PRC”). The Company owns the equity interest of its operating subsidiaries, VIEs and subsidiaries of VIEs through its subsidiaries established in Cayman Islands and Hong Kong. The Company, its subsidiaries, VIEs and subsidiaries of VIEs are collectively referred to as the “Group”.

The Group is principally engaged in the provision of internet content and marketing services, and transaction services in the automobile industry, including advertising and subscription services, transaction services and digital marketing solutions services in the PRC.

On November 16, 2017, Yixin Group Limited (“Yixin”), the Group’s subsidiary engaging in automobile transaction services, completed its initial public offering (“IPO”) on the Main Board of The Stock Exchange of Hong Kong Limited. The Group continues to take control of Yixin and consolidate Yixin as its controlling shareholder through the voting proxy agreement that the Group entered into with certain other shareholders and recognizes noncontrolling interests reflecting the shares held by the shareholders other than the Group in the consolidated financial statements. As of December 31, 2019, the Group held 44.5% (2018: 44.8%) equity interest of Yixin.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

1.	Principal activities and organization (continued)

As of December 31, 2019, the Company’s principal subsidiaries, VIEs and subsidiaries of VIEs are as follows:

Name	Date of incorporation or acquisition	Place of operations	% of direct or indirect economic interest
Bitauto Hong Kong Limited	April 27, 2010	Hong Kong	100
Beijing Bitauto Internet Information Company Limited	January 20, 2006	PRC	100
Dalian Rongxin Financing Guarantees Company Limited	June 6, 2016	PRC	100
Yixin Group Limited	November 19, 2014	Cayman Islands	44.5
Yixin Holding Hong Kong Limited	November 27, 2014	Hong Kong	44.5
Xinche Investment (Shanghai) Company Limited	January 16, 2015	PRC	44.5
Shanghai Yixin Financing Lease Company Limited	August 12, 2014	PRC	44.5
Tianjin Hengtong Jiahe Financing Lease Company Limited	May 18, 2015	PRC	44.5
Xinjiang Wanxing Information Technology Company Limited	January 24, 2018	PRC	44.5
Beijing Bitauto Information Technology Company Limited	November 30, 2005	PRC	100
Beijing Easy Auto Media Company Limited	March 7, 2008	PRC	100
Beijing Bitauto Interactive Advertising Company Limited	December 12, 2007	PRC	100
Beijing Xinbao Information Technology Company Limited	February 2, 2008	PRC	100
Tianjin Boyou Information Technology Company Limited	May 16, 2014	PRC	100
Beijing Bit EP Information Technology Company Limited (“Bit EP”)	June 3, 2011	PRC	100
Tianjin Bida Information Technology Company Limited	January 17,2017	PRC	100
Eminent Success Holdings Group Limited	June 26, 2018	British Virgin Islands	44.5
Rising Champion International Limited	July 10, 2018	Hong Kong	44.5
Tanjin Kars Information Technology Company Limited	June 19, 2018	PRC	44.5
Beijing Yixin Information Technology Company Limited	January 9, 2015	PRC	44.5
Beijing Creative & Interactive Digital Technology Company Limited (“CIG”, formerly known as Beijing C&I Advertising Company Limited )	December 30, 2002	PRC	57.1
Beijing Xinchuang Interactive Advertising Company Limited	January 19, 2017	PRC	57.1
Beijing Chehui Technology Company Limited	February 10, 2006	PRC	57.1

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

1.	Principal activities and organization (continued)

Variable interest entities

To comply with the PRC laws and regulations that restrict foreign ownership of companies involved in provision of internet content and other restricted businesses, the Group operates its websites and engages in such restricted businesses in the PRC through certain PRC domestic companies, whose equity interest are held by certain management members of the Company and certain PRC entities (“nominee shareholders”). The Company obtained control over these PRC domestic companies by entering into a series of contractual agreements with these PRC domestic companies and their respective nominee shareholders. These contractual agreements include loan agreements, irrevocable power of attorney, share pledge agreements, exclusive business cooperation agreements and exclusive option agreements. Through these contractual agreements, the Company is entitled to receive a majority of residual returns and is obligated to absorb a majority of the risk of losses of these PRC domestic companies. Based on these contractual agreements, management concluded that these PRC domestic companies are VIEs of the Company, of which the Company is the primary beneficiary. As such, the Group consolidated financial results of VIEs and subsidiaries of VIEs in the Group’s consolidated financial statements.

The summary of these contractual agreements are further described as below.

Loan Agreements

Pursuant to the relevant loan agreements, the relevant PRC subsidiaries provided interest-free loans to the respective nominee shareholders of the VIEs. The purpose of the loans is to provide capital and/or registered capital to VIEs in order to develop their businesses. The loan agreements have indefinite terms or certain terms that could be extended upon mutual written consent of the parties.

Irrevocable Power of Attorney

Each nominee shareholder of the VIEs executed an irrevocable power of attorney, appointing the relevant PRC subsidiaries or a person designated by such PRC subsidiaries as his or her attorney-in-fact to attend shareholders’ meetings of the respective VIEs, exercise all the shareholder’s voting rights, including but not limited to the sale, transfer, pledge or disposition of the shareholder’s equity interest in the VIEs, and designate or appoint legal representatives, directors and officers of the relevant VIEs. Each power of attorney remains valid and irrevocable from the date of execution so long as the person remains as the nominee shareholder of the respective VIEs.

Share Pledge Agreements

Pursuant to the share pledge agreements, the nominee shareholders of the VIEs have pledged all of their equity interest in the relevant VIEs to the relevant PRC subsidiaries as collateral for all of the VIEs’ and nominee shareholders’ payments due to the relevant PRC subsidiaries and to secure their obligations under applicable contractual agreements. Each pledge of shares or equity interest is effective on the date when it is registered with the local administration for industry and commerce and remains effective until all payments due under the relevant exclusive business cooperation agreement or all the obligations under the relevant contractual agreements have been fulfilled by the relevant VIEs. During the term of a pledge, the relevant PRC subsidiaries, the pledgees, may dispose of the pledge if the VIE defaults under the exclusive business cooperation agreement. Each of the relevant PRC subsidiaries also has the right to collect dividends generated by the shares or equity interest pursuant to these pledge agreements. In addition, each nominee shareholder of the relevant VIEs agrees not to transfer or create any new encumbrance adverse to the relevant PRC subsidiaries on the shareholder’s equity interest in such VIEs without prior written consent of the relevant PRC subsidiaries.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

1.	Principal activities and organization (continued)

Exclusive Business Cooperation Agreement

The relevant PRC subsidiaries and relevant VIEs entered into exclusive business cooperation agreements under which the relevant PRC subsidiaries provide the relevant VIEs, on an exclusive basis, with technical, consulting and other services in relation to the respective VIEs’ business. The VIEs shall pay service fees to the relevant PRC subsidiaries determined based on several metrics including the type, value and market price of the services provided by the relevant PRC subsidiaries and the operating conditions of the relevant VIEs. During the terms of the agreements, the relevant VIEs have agreed not to accept any consultation and/or services provided by any third party without the relevant PRC subsidiaries’ prior written consent. The agreements have certain terms that could be extended upon the relevant PRC subsidiaries’ prior written consent, or remain effective unless the relevant PRC subsidiaries terminate them in writing or either the relevant PRC subsidiaries or the relevant VIEs fail to obtain the government’s approval for the renewal of the relevant business license.

Exclusive Option Agreements

Pursuant to these exclusive option agreements, each of the nominee shareholders of the VIEs irrevocably granted the relevant PRC subsidiaries an exclusive right to purchase, or designate one or more persons to purchase, the equity interest in the relevant VIEs then held by such nominee shareholder of the respective VIEs. The relevant PRC subsidiaries or their designees may purchase such equity interest at any time, once or at multiple times, in part or in whole at their own sole and absolute discretion to the extent permitted by the PRC laws. The agreements have certain terms that could be extended at the relevant PRC subsidiaries’ discretion, or remain effective until all the equity interest held by the nominee shareholders of the VIEs have been transferred or assigned to the relevant PRC subsidiaries or any other persons designated by them.

Risks in relations to the VIE structure

Based on the advice of the Company’s PRC legal counsel, the ownership structure and contractual agreement of the VIEs and subsidiaries in the PRC do not violate any existing PRC laws and regulations. Therefore, in the opinion of management, (i) the ownership structure of the Company and the VIEs do not violate any existing PRC laws and regulations;(ii) the contractual agreement with VIEs and their nominee shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect;(iii) the Group’s business operation are in compliance with existing PRC laws and regulations in all material respects.

However, there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations, and the PRC government may in the future take a view that is contrary to the above opinion. If the current ownership structure of the Company and its contractual arrangements with the VIEs and their nominee shareholders were found to be in violation of any existing or future PRC laws or regulations, the Group may be subject to penalties, which may include but not to be limited to, revocation of the Group’s business and operating licenses, being required to discontinue or restrict the Group’s operations, or being required to restructure the Group’s ownership structure or operations. These penalties may result in a material and adverse effect on the Group’s ability to conduct its operations. In such cases, the Company may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

1.	Principal activities and organization (continued)

The following financial information of the VIEs and subsidiaries of VIEs in the PRC was included in the Group’s consolidated financial statements with intercompany transactions eliminated:

	As of December 31,
	2018	2019
	RMB	RMB
Total assets	8,125,756	8,023,337
Total liabilities	4,427,121	4,762,927

	For the year ended December 31
	2017	2018	2019
	RMB	RMB	RMB
Revenue	4,419,967	4,111,341	3,835,776
Net (loss)/income	(111,574)	49,738	(517,004)

	For the year ended December 31
	2017	2018	2019
	RMB	RMB	RMB
Net cash provided by/(used in) operating activities	660,690	(334,465)	(93,568)
Net cash provided by/(used in) investing activities	57,568	(172,280)	(35,035)
Net cash (used in)/provided by financing activities	(426,603)	338,000	224,805

As of December 31, 2018 and 2019, total assets of the Group’s VIEs and subsidiaries of VIEs mainly consisted of cash and cash equivalents, accounts receivable, net, prepayments and other receivables, investment in equity investees, property, plant and equipment, net, and intangible assets, net. As of December 31, 2018 and 2019, total liabilities of the VIEs and subsidiaries of VIEs mainly consisted of accounts payable, other payables and accruals and short term borrowings. These balances have been reflected in the Group’s consolidated financial statements with intercompany transactions eliminated.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

1.	Principal activities and organization (continued)

In accordance with contractual agreements, the Company has the power to direct activities of the VIEs and subsidiaries of VIEs and can have assets transferred out of the VIEs and subsidiaries of VIEs. Therefore, the Company considers that there is no asset in any of the consolidated VIEs and subsidiaries of VIEs that can be used only to settle obligations of these entities, except for registered capital and PRC statutory reserves amounting to RMB714.5 million as of December 31, 2019 (2018: RMB641.3 million). Creditors of the VIEs and subsidiaries of VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs and subsidiaries of VIEs.

Currently, there are no contractual arrangements that require the Company to provide any additional financial support to the VIEs and subsidiaries of VIEs. As the Company conducts its business primarily based on the licenses and approvals held by its VIEs and subsidiaries of VIEs, the Company may provide additional financial support on a discretionary basis in the future.

In addition to the above variable interest entities the Company consolidated through contractual arrangements, the Company also established a number of asset-backed securitization vehicles to issue debt securities to third party investors. The vehicles are considered variable interest entities in accordance with ASC 810 and the Company are considered primary beneficiary of such variable interest entities. Accordingly, the Company consolidated these asset-backed securitization vehicles.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies

(a)	Basis of presentation

The consolidated financial statements of the Group are prepared in accordance with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’).

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and subsidiaries of VIEs for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies.

A VIE is an entity in which the Company, or its subsidiaries, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiaries are the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the VIEs and subsidiaries of VIEs have been eliminated upon consolidation. The results of subsidiaries, the VIEs and subsidiaries of VIEs acquired or disposed of during the year are recorded in the consolidated statements of comprehensive income/(loss) from the effective date of acquisition or up to the effective date of disposal, as appropriate.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(c)	Business combinations and noncontrolling interests

The Group accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (‘‘ASC’’) 805 ‘‘Business Combinations’’. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the acquiree, the difference is recognized directly in the consolidated statements of comprehensive income/(loss). During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive income/(loss).

In a business combination considered as a step acquisition, the Group remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive income/(loss).

For the Company’s majority-owned subsidiaries, VIEs and subsidiaries of VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Noncontrolling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of comprehensive income/(loss) to distinguish the interests from that of the Company.

(d)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant accounting estimates are used for, but not limited to assessment for fair value of assets and liabilities acquired in business combinations, estimating useful lives of intangible assets, assessment for impairment of long-lived assets, intangible assets and goodwill, investment in equity investees, assessment for fair value of investment in convertible notes, determining allowance for doubtful accounts for accounts receivable and other receivables, allowance for credit losses for finance receivables, assessment for fair value of guarantee liabilities, valuation and recognition of share-based compensation and realization of deferred tax assets. The Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(e)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, and has been identified as the Chief Executive Officer of the Group. The Group managed its business in three reportable segments, namely advertising and subscription business, transaction services business and digital marketing solutions business.

(f)	Foreign currency translation

The Company, its subsidiaries, VIEs and subsidiaries of VIEs individually determine their functional currency based on the criteria of ASC 830 “Foreign Currency Matters”. The functional currencies of the Company and its subsidiaries outside China are the U.S. dollar (“US$”) and the Hong Kong dollar (“HKD”), and the functional currency of PRC subsidiaries, VIEs and subsidiaries of VIEs is the RMB. Since the Group’s operations are primarily denominated in the RMB, the Group has chosen the RMB as the reporting currency for the consolidated financial statements.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains or losses arising from foreign currency transactions are recorded in the consolidated statements of comprehensive income/(loss).

The financial statements of the entities with non-RMB functional currencies are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities, average exchange rate for the year for income and expense items, and historical exchange rate for equity items. Translation gains or losses arising from the translation are recognized in accumulated other comprehensive income as a component of shareholders’ equity.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(g)	Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, time deposits and highly liquid investments with an original maturity of three months or less.

(h)	Restricted cash

Cash that is restricted as to withdrawal for use or pledged as security is reported separately on the face of the consolidated balance sheets. The Group held restricted cash of RMB4.79 billion and RMB3.25 billion as of December 31, 2018 and 2019, respectively, which were primarily pledged for bank borrowings, guarantees, asset-backed securitization debt and bills payable. Please refer to Note 6 for further details.

The Group provides loan facilitation services to facilitate loans to borrowers offered by loan facilitation financing partners. The loan facilitation financing partners offer financing solutions to borrowers. The Group provides guarantee in the event of default (please refer to Note 2 (v) for further details). As a result, the Group, as the guarantor, is required to maintain separate guarantee funds, held as an escrow account with the loan facilitation financing partners. These guarantee funds are required by different financial institutions to be maintained at a certain percentage of the balance of loans outstanding.

From January 1, 2018, the Group adopted ASU No. 2016-18 “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statement of cash flows. As a result of the new accounting guidance adopted on January 1, 2018, the consolidated statements of cash flows were retrospectively adjusted to include restricted cash in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows.

(i)	Accounts receivable, net

Accounts receivable are amounts due from customers for services performed or merchandise sold in the ordinary course of business. If collection of accounts receivable is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Accounts receivable are recorded net of allowance for doubtful accounts. An allowance for doubtful accounts is recorded in the period when a loss is probable based on an assessment of specific evidence indicating troubled collection, such as the accounts aging, financial conditions of the customer and industry trend.

(j)	Bills receivable

Bills receivable represent short-term notes receivables issued by reputable financial institutions that entitle the Group to receive the full face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(k)	Finance receivables, net

The Group provides automobile financing lease services to individual customers and automobile dealers. The net investment of the lease will be recorded as a finance receivable upon the inception of the lease. The net investment in a lease consists of the minimum lease payments, net of executory costs plus the unguaranteed residual value, less the unearned interest income plus the unamortized initial direct costs related to the lease. The accrued interest is also included in the finance receivables balance. Over the period of a lease, each lease payment received is allocated between the repayment of the net investment in the lease and lease income based on the effective interest method so as to produce a constant rate of return on the net investment in the lease. The lease income is recorded as the Group’s revenue in the consolidated statements of comprehensive income/(loss). Initial direct costs of the capital leases are amortized over the lease term by adjusting against the related lease income. The net investment in the leases, net of allowance for credit losses, is presented as finance receivables and classified as current or non-current assets in the balance sheets based on the duration of the remaining lease terms. The Group’s finance receivables are typically secured by automobiles in the lease arrangements. The allowance for credit losses is based on a systematic, ongoing review and valuation performed as part of the credit-risk evaluation process.

The Group estimates the balance of provision for credit losses of its finance receivables at each balance sheet date by applying an incurred loss model, mainly based on customer repayment activities, such as the historical loss rate and days past due information. The total balance of a finance receivable is considered contractually past due if the minimum required payment is not received by the contractual repayment day. If any delinquency arises, the Group will consider initiating collection process, which mainly includes making phone calls and sending collection notice to the customers, and lawsuit. The Group has not established a practice of modifying the contractual payment terms, or entering into any troubled debt restructurings of the finance receivables with its customers. For collateral automobiles collected from customers, the Group assesses fair value of the automobiles at each balance sheet date and impairment would be recorded if any. As of December 31, 2018 and 2019, provision for impairment of such automobiles was nil and RMB104.8 million, respectively.

Accrued lease income on finance receivables is calculated based on the effective interest rate of the net investment. Finance receivables are placed on non-accrual status upon reaching past due status for more than 90 days. When a finance receivable is placed on non-accrual status, the Group stops accruing interest. The finance receivables in non-accrual status were RMB411.6 million and RMB671.2 million as of December 31, 2018 and 2019, respectively. Lease income is subsequently recognized only upon the receipt of cash payments. The Group will write off finance receivables which are uncollectible after above mentioned collection process has been administered.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(l)	Investment in equity investees

Investment in equity investees represents the Group’s investments in privately-held companies. The Group applies the equity method to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 ‘‘Investment—Equity Method and Joint Ventures’’, over which it has significant influence but does not own a majority equity interest or otherwise control.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Group considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

For other equity investments that do not have readily determinable fair values and over which the Group neither has significant influence nor control through investment in common stock or in-substance common stock, the cost method is used for the year ended December 31, 2017. From January 1, 2018, the Group adopted ASU No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities”, to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

Under the equity method, the Group’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated statements of comprehensive income/(loss) and its share of post-acquisition movements in accumulated other comprehensive income is recognized in shareholders’ equity. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

From time to time, the rights on certain investments in which the Group has significant influence were modified with new rounds of financing. These modifications may be additions or removals of certain rights. As a result of such modification, these equity investments, which were accounted for using equity method, were reclassified as investments without readily determinable fair value, or vice versa. The carrying amount of the investments was remeasured upon the reclassification and a deemed disposal gain or loss was recognized in the investment loss in the consolidated statements of comprehensive income/(loss).

The Group continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Group considers in its determination are the length of time that the fair value of the investment is below the carrying value; the financial condition, operating performance and the prospects of the equity investees; and other company specific information of the investees such as recent financing rounds. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value, which is reflected in share of results of equity investees and investment loss in the consolidated statements of comprehensive income/(loss).

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(m)	Investment in convertible notes

The financial instruments guidance in ASC 825-10 permits reporting entities to apply the fair value option on an instrument-by-instrument basis. Therefore, a reporting entity can elect the fair value option for certain instruments but not others within a group of similar instruments. Such fair value option permits the irrevocable election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with realized or unrealized gains and losses recorded in the consolidated statements of comprehensive income/(loss). The Group has elected the fair value option to account for investment in convertible notes. The convertible notes the Group held were interest free. Please refer to Note 10 for further details.

(n)	Property, plant, and equipment, net

Property, plant, and equipment are stated at cost less accumulated depreciation and impairment if any. Depreciation is computed using the straight-line method with no residual value based on the estimated useful lives of the various classes of assets, which range as follows:

Computers and servers	3 – 5 years
Automobiles for Group uses	5 years
Automobiles for operating leases	5 years
Furniture and fixtures	3 – 5 years
Leasehold improvements	Shorter of remaining lease period or estimated useful life
Building	40 years

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in other gains, net in the consolidated statements of comprehensive income/(loss).

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(o)	Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable net assets acquired in a business combination. Goodwill is not amortized but is tested for impairment on an annual basis as of December 31, or more frequently if events or changes in circumstances indicate that it might be impaired. The Group has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. The Group will perform the quantitative impairment test if the Group bypasses the qualitative assessment, or based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount.

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying amount of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(p)	Intangible assets, net

Intangible assets are stated at cost less accumulated amortization and impairment if any. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets with an indefinite useful life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired in accordance with ASC subtopic 350-30 (“ASC 350-30”), Intangibles-Goodwill and Other: General Intangibles Other than Goodwill. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Purchased software	5 - 10 years
Digital Sales Assistant system	10 years
Domain names	10 years
Brand name	10 - 15 years
Database	10 years
Customer relationship	2 - 15 years
Business cooperation	5 years
Trademark and lifetime membership	10 years / Indefinite
Others	5 - 10 years / Indefinite

(q)	Impairment of long-lived assets

The Group reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(r)	Borrowings

Borrowings are recognized initially at fair value, net of upfront fees, debt issuance costs, and debt discounts or premiums. Upfront fees, debt issuance costs, and debt discounts or premiums are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the consolidated statements of comprehensive income/(loss) over the estimated term of the facilities and borrowings using the effective interest method.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(s)	Asset-backed securitization debt

The Group securitizes finance receivables arising from its consumers through the transfer of those assets to asset-backed securitization vehicles. The securitization vehicles usually issue senior tranche debt securities to third party investors, collateralized by the transferred assets, and subordinate tranche debt securities to the Group. In limited circumstances, the Group may also subscribe a portion of the senior tranche debt securities. The asset-backed debt securities issued by the securitization vehicles to third party investors are recourse to the Group. The securitization vehicles are considered consolidated variable interest entities of the Group, and the asset-backed debt securities subscribed by third party investors are reported as current and non-current liabilities in the consolidated balance sheets based on their respective expected repayment dates.

(t)	Accounts payable

Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

(u)	Bills payable

Bills payable represents short-term bank acceptance notes issued by financial institutions that entitle the holder to receive the stated amount from the financial institutions at the maturity date of the notes. The Group has utilized bills payable to settle amounts owed to the suppliers.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(v)	Guarantee liabilities

The Group provides loan facilitation services to facilitate loans to borrowers offered by loan facilitation financing partners. The loan facilitation financing partners offer financing solutions to borrowers and the Group provides a guarantee in the event of default on the full repayment of principal and any accrued interests.

The guarantee is within the scope of ASC Topic 460 “Guarantees”. The portion of the contract consideration that relates to ASC 460 must first be allocated to the guarantee, with the residual portion of the transaction price being recorded under ASC Topic 606, “Revenue from Contracts with Customers”.

The Group’s guarantee obligations are measured in a combination of two components: (i) ASC 460 component and (ii) ASC 450 (ASC Topic 450 “Contingencies”) component. At the inception of the guarantee, the liability is recognized at fair value in accordance with ASC 460. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation.

Subsequent to the initial recognition, the liability recorded based on ASC 460 is reduced as the Group is released from the underlying risk, meaning as the loan is repaid by the borrowers or when the financial institutions are compensated in the event of a default. Generally, the liability is reduced by a systematic and rational amortization method, e.g. over the term of the loan. The contingent liability arising from the obligation to make future payments is measured in accordance with ASC 450, which is determined using historical experience of borrower defaults. Any gains or losses from guarantee liability is recognized in other gains, net in the consolidated statements of comprehensive income/(loss).

As of December 31 2019, the amount of maximum potential future payments that the Group could be required to make under the guarantee was RMB26.79 billion (2018: RMB9.14 billion). Maximum potential future payments are approximately the total outstanding loan balance that the Group facilitated through its loan facilitation services.

(w)	Convertible debt

The Group determines the appropriate accounting treatment of its convertible debt in accordance with the terms in relation to the conversion feature, call and put option, and beneficial conversion feature. After considering the impact of such features, the Company may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components following the respective guidance described under ASC 815 “Derivatives and Hedging” and ASC 470 “Debt”.

The debt discount, if any, together with related issuance cost are subsequently amortized as interest expense, using the effective interest method, from the issuance date to the earliest conversion date. Convertible debt is classified as a current liability if their due date is or will be within one year from the balance sheet date.

In May 2019, the Group repurchased the outstanding convertible debt in whole prior to the scheduled maturity date.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(x)	Fair value

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The Group measures certain financial assets, including the investments under the equity method, and investments without readily determinable fair value, investment in convertible notes, intangible assets, goodwill and property, plant and equipment, at fair value when an impairment charge is recognized. And the fair value of the guarantee liability recorded at the inception of the loan was estimated based on the third-party appraisal’s report.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

(y)	Treasury shares

The Company’s equity instruments that are repurchased are recognized at cost and deducted from equity as treasury shares. No gain or loss is recognized in the consolidated statements of comprehensive income/(loss) on the purchase, sale, issue or cancellation of the Company’s equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in additional paid-in capital. Voting rights related to treasury shares are nullified for the Company and no dividends are allocated to them. In 2018, the board of directors approved a US$150.0 million share repurchase plan. The share repurchase plan does not require the Company to acquire a specific number of shares and may be suspended or discontinued at any time. The share repurchased during the years ended December 31, 2017, 2018 and 2019 was nil, 2,398,780 and nil, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(z)	Statutory reserves

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Company’s subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from their net income based on PRC accounting standards to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the net income based on PRC accounting standards until such appropriations for the fund reach 50% of the registered capital of the entity. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the discretion of the respective entity.

In addition, in accordance with the PRC Company Laws, the Company’s VIEs and subsidiaries of VIEs, registered as Chinese domestic companies, must make appropriations from their net income based on PRC accounting standards to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the net income based on PRC accounting standards until such appropriations for the fund reach 50% of the registered capital of the entity. Appropriation to the discretionary surplus fund is made at the discretion of the respective entity.

None of these reserves are allowed to be transferred to the Company in terms of dividends, loans or advances, nor can they be distributed except under liquidation.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(aa)	Revenue recognition

Starting from January 1, 2018, the Group adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) using the modified retrospective method to contracts that were not completed as of the date of adoption. As such, the comparative information for periods prior to January 1, 2018 has not been restated and continues to be reported under ASC Topic 605 Revenue Recognition (“ASC 605”). In accordance with ASC 606, VAT was presented on a net basis instead of on the gross basis adopted under ASC 605, which meant VAT was classified from cost of revenues to net against revenues and VAT refunds were presented as other gains, net. Other than the presentation of VAT, the impact from adopting ASC 606 was not material to the Group’s consolidated financial statements as of and for the year ended December 31, 2018. There was no cumulative effect on the opening balance of accumulated deficit upon adoption of ASC 606.

Under ASC 606, revenue is recognized when control of the promised goods or services was transferred to the customers, in an amount that reflects the consideration the Group expected to be entitled to in exchange for those goods or services. The recognition of revenue involves certain management judgments including identification of performance obligations, standalone selling price for each performance obligation, etc. Also revenue arrangements are assessed to determine if it is acting as principal or agent. Revenue is recognized at a point in time or over time when the Group satisfies a performance obligation. The amount of revenue recognized is the amount allocated to the satisfied performance obligation.

The Group determines revenue recognition through the following steps:

Step 1: identification of the contract, or contracts, with a customer;

Step 2: identification of the performance obligations in the contract;

Step 3: determination of the transaction price;

Step 4: allocation of the transaction price to the performance obligations in the contract; and

Step 5: recognition of revenue when, or as, the Group satisfies a performance obligation.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(aa)	Revenue recognition (continued)

Advertising and subscription services

Advertising services

The Group provides advertising services and also organizes promotional events to help customers to promote their products. Revenue is recognized when the performance obligation is satisfied. Revenue from advertising services is recognized when the advertisements are published over the stated display period. Revenue from organizing promotional events is recognized at a point in time when the performance obligation is satisfied. Revenues from advertising services are reported at a gross amount.

Subscription services

The Group provides web-based and mobile-based integrated digital marketing solutions, via SaaS platform, to dealer customers in China. Such SaaS platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships, which help them effectively market their automobiles to consumers. The revenue is recognized on a straight-line basis over the subscription or listing period when the performance obligation is satisfied. Revenues from dealer subscription and listing services are reported at a gross amount.

Transaction services

Automobile financing lease and operating lease services

The Group provides automobile financing lease services to individual customers and automobile dealers through two models: direct financing lease and sales-and-leaseback. In a direct financing lease arrangement, revenue is recognized over the lease period on a systematic and rational basis so as to produce a constant periodic rate of return on the net investment in the financing leases. In a sales-and-leaseback arrangement, the transaction is in substance a collateral financing and revenue is recognized over the lease period using the effective interest rate method. The Group also provides automobile operating lease services to individual and corporate customers. Revenue from these services is recognized on a straight-line basis over the lease period. This revenue is not subject to the revenue standard for contracts with customers and remains separately accounted for under existing lease accounting guidance. Please refer to Note 2 (k)&(hh) for further details.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(aa)	Revenue recognition (continued)

Loan facilitation services

The Group provides loan facilitation services to facilitate loans to borrowers offered by loan facilitation financing partners. The Group recognizes revenue from loan facilitation services when assisting the customers to complete an financing transaction. The Group recognizes revenue when performance obligation has been satisfied at a point in time, being when a transaction is fulfilled and completed.

Other transaction services

The Group recognizes revenue from direct automobile sales to individuals, automobile dealers and institutional customers. The revenue is recorded on a gross basis as the Group acts as the principal, is primarily responsible for the sales arrangements and is subject to inventory risk. Revenue from direct automobile sales is recognized when a sales contract has been executed and the automobiles have been delivered and control is transferred.

Digital marketing solutions services

The Group receives commissions for assisting customers in placing advertisements on media vendor websites (“advertising agent services”), and receives performance-based rebates from the media vendors, equal to a percentage of the purchase price for qualifying advertising space purchased and utilized by the customers the Group represents. The Group also provides project-based services such as public relations, marketing campaign and digital image creation. Revenue is recognized when the performance obligation is satisfied. The net commission revenue from advertising agent services is recognized when the advertisements are published over the stated display period. Revenue from performance-based rebates is recognized when the amount of these rebates are probable and reasonably estimable. Revenues from other services are recognized when the performance obligations are satisfied.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(aa)	Revenue recognition (continued)

Cost to obtain a contract

The incremental direct costs of obtaining a contract primarily consist of commissions associated with loan facilitation services, which recognized as cost of revenue when incurred.

Contract balances

Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayment or payment within one year or less. Timing of revenue recognition may differ from the timing of invoicing to customers, and the Group generally does not provide significant financing terms. Accounts receivable represents amounts invoiced, and revenue recognized prior to invoicing when the Group has satisfied its performance obligations and has the unconditional right to consideration.

Receipts in advance relates to unsatisfied performance obligations at the end of the year. The Group invoices its customers based on the payment terms stipulated in the executed subscription agreements, which generally ranges from several months to one year. The Group records amounts received prior to revenue recognition in advances from customers, which is included in the other payables and accruals line item in the Group’s consolidated balance sheets. The beginning balance of advances from customers of RMB845.0 million in relation to dealer subscriptions and listing services was fully recognized as revenue for the year ended December 31, 2019 (2018: RMB898.7 million).

(bb)	Cost of revenue

Cost of revenue mainly includes fees paid to business partners, direct service cost, funding costs, commissions associated with loan facilitation services, cost of automobiles sold and turnover taxes and related surcharges.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(cc)	Selling and administrative expenses

Selling and administrative expenses consist primarily of salaries and benefits for the sales and marketing personnel and administrative personnel, sales and marketing expenses, share-based compensation expense, depreciation and amortization of assets, allowance for doubtful accounts for accounts receivable and other receivables, allowance for credit losses for finance receivables and other expenses for daily operations.

Advertising expenditures are expensed as incurred and are included in selling and administrative expenses. Total advertising expenditures were RMB631.7 million, RMB631.3 million and RMB956.6 million for the years ended December 31, 2017, 2018 and 2019.

(dd)	Product development expenses

Product development expenses consist primarily of staff costs related to personnel involved in the development and enhancement of the Group’s service offerings on its websites, mobile application and related software. The Group recognizes these costs as expenses when incurred, unless they result in significant additional functionality, in which case they are capitalized.

(ee)	Share-based compensation

The Group’s share-based awards mainly comprise share options and restricted share units (“RSUs”). In accordance with ASC 718 “Compensation – Stock Compensation”, share-based awards granted to employees are measured at fair value on grant date and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the graded vesting method, net of estimated forfeitures, over the requisite service period.

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

If a share-based award is modified after the grant date, additional compensation expenses are recognized in an amount equal to the excess of the fair value of the modified equity instrument over the fair value of the original equity instrument immediately before modification. The additional compensation expenses are recognized immediately on the date of the modification or over the remaining requisite service period, depending on the vesting status of the award.

The Group determined the fair value of share options with the assistance of independent third-party valuation firms. The binomial option pricing model was applied in determining the fair value of share options. The fair value of RSUs granted subsequent to the initial public offering will be the price of publicly traded shares on the date of grant.

The Group determined the fair value of share options granted by its subsidiaries with the assistance of independent third-party valuation firms. The binomial option pricing model or discount cash flow model were applied in determining the fair value of share options. Yixin also granted RSUs subsequent to the initial public offering. The fair value of such RSUs will be the price of publicly traded shares on the date of grant.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(ff)	Employee Benefits—PRC contribution scheme

Full-time employees of the Group in the PRC participate in a government mandated contribution scheme pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services. The total expenses for the scheme were RMB364.5 million, RMB424.3 million and RMB422.7 million for the years ended December 31, 2017, 2018 and 2019, respectively.

(gg)	Income taxes

The Group accounts for income taxes using the asset and liability method, under which deferred income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that the asset will not be realizable in the foreseeable future.

The Group adopts ASC 740-10-25 ‘‘Income Taxes’’ which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Group did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit for the years ended December 31, 2017, 2018 and 2019.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(hh)	Leases

The Group adopted ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) from January 1, 2019 by applying the modified retrospective method to those contracts that are not completed as of January 1, 2019, with the comparative information not being adjusted and continues to be reported under historic accounting standards. There is no impact to retained earnings at adoption.

The Group has elected to utilize the package of practical expedients at the time of adoption, which allows the Group to (1) not reassess whether any expired or existing contracts are or contain leases, (2) not reassess the lease classification of any expired or existing leases, and (3) not reassess initial direct costs for any existing leases. The Company also has elected to utilize the short-term lease recognition exemption for all contracts with lease terms of 12 months or less.

The Group determines if an arrangement is a lease and determines the classification of the lease, as either operating or finance, at commencement. Right-of-use(“ROU”) assets and lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date. As the Group’s leases do not provide an implicit rate, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located.

The ROU assets also include any lease payments made prior to lease commencement and exclude lease incentives and initial direct costs incurred if any. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expense is recognized on a straight-line basis over the lease term.

Upon adoption, the Group recognized ROU assets of RMB196.4 million and total lease liabilities (including current and non-current) of RMB184.6 million for operating leases as of January 1, 2019.

(ii)	Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(jj)	Earnings per share

Basic earnings per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per ordinary share is computed by dividing the net loss attributable to ordinary shareholders for the year by the weighted average number of ordinary and potential ordinary shares outstanding during the year, if the effect of potential ordinary shares is dilutive. Potential ordinary shares for the Company include incremental shares of ordinary shares issuable upon the exercise of share options and RSUs, and conversion of convertible debt.

Additionally, for the purposes of calculating basic and diluted earnings per share, the following adjustments were made:

For the purpose of calculating basic earnings per share, Yixin’s net income/(loss) attributable to Bitauto Holdings Limited was determined using the two-class method by allocating Yixin’s net income/(loss) to each class of participating shares issued by Yixin, including the outstanding ordinary shares and redeemable convertible preference shares, prior to the IPO of Yixin.

For the purpose of calculating diluted earnings per share, the potentially issuable shares of Yixin, namely (i) the redeemable convertible preference shares, prior to the IPO of Yixin, and (ii) the share options and RSUs granted by Yixin, are assessed for dilutive impact. The diluted earnings per share will be adjusted if the impact is deemed dilutive.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

3.	Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13 Financial Instruments—Credit Losses (Topic 326) and further issued several subsequent amendments and updates, collectively referred to as “ASC 326”. ASC 326 introduces a new “expected credit loss” model for credit losses measurement on certain financial instruments, which is different from the current “incurred loss” model. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Group will adopt ASC 326 beginning January 1, 2020 by applying the modified retrospective method with the cumulative effect of initially applying the guidance recognized at the date of initial application. The Group noted that the new guidance would mainly have impact on credit losses in connection with finance receivables, accounts receivables, and guarantee liabilities. The cumulative effect on the opening balance of accumulated deficit upon adoption of ASC 326 would be not greater than RMB300.0 million.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”) which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, the Group will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years. Early adoption is permitted. either the entire standard or only the provisions that eliminate or modify the requirements. The Group will adopt the new standard beginning January 1, 2020.

In January 2017, the FASB issued ASU No. 2017-04, “Simplifying the Test for Goodwill Impairment”. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group will adopt the new standard beginning January 1, 2020.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

4.	Concentration of risks

(a)	Concentration of customers

There were no customers that individually represented greater than 10% of the total revenue for the years ended December 31, 2017, 2018 and 2019, respectively.

(b)	Concentration of credit risks

Financial instruments that potentially subject the Group to significant concentration of credit risk consist principally of cash and cash equivalents, restricted cash, accounts receivable and finance receivables.

As of December 31, 2017, 2018 and 2019, substantially all of the Group’s cash and cash equivalents and restricted cash were held by major financial institutions located in Hong Kong and the PRC, which management believes are of high credit quality. Under the new Bankruptcy Law effective in 2007, a Chinese bank may go into bankruptcy. In the event of bankruptcy of one of the banks which holds the Group’s deposits, it is unlikely to claim its deposits bank in full since it is unlikely to be classified as a secured creditor based on PRC laws.

Accounts receivable and finance receivables are typically unsecured or secured with automobiles for financing lease and derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balance. The Group maintains reserves for estimated credit losses and these losses have generally been within its expectations.

The Group is also exposed to credit risk in relation to investment in convertible notes measured at fair value. The maximum exposure at the end of the reporting period is the carrying amount of the investment.

In addition, the Group is exposed to credit risk in providing loan facilitation services, to the extent that the Group is obligated to purchase the relevant loans upon certain specified events of default by customers.

(c)	Interest rate risk

The Group’s interest rate risk arises from the Group’s borrowings. Borrowings obtained at variable rates expose the Group to cash flow interest rate risk which is partially offset by cash held at variable rates.

(d)	Liquidity risk

The Group aims to maintain sufficient cash and cash equivalents. Due to the dynamic nature of the underlying businesses, the policy of the Group is to consistently monitor the Group’s liquidity risk and to maintain adequate cash and cash equivalents to meet the Group’s liquidity requirements.

The remaining contractual maturities (or the earliest date a financial liability may become payable in the absence of a fixed maturity date) at the balance sheet date mainly includes the Group’s financial assets such as cash and cash equivalents, restricted cash, accounts receivable, bills receivable, finance receivables, investment in convertible notes and other financial assets; financial liabilities such as borrowings, asset-backed securitization debt, accounts payable, bills payable, convertible debt, guarantee liabilities and other financial liabilities; and operating lease commitments based on contractual undiscounted cash flows.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

4.	Concentration of risks (continued)

(e)	Foreign currency exchange rate risk

Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

(f)	Currency convertibility risk

Substantially all of the Group’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance.

(g)	Other financial risk

Towards the end of 2019, the Group found itself facing a stricter regulatory environment following the release of some regulations which could adversely affected its loan facilitation services if proper actions are not adopted. In response the Group has commenced a number of actions to address this matter. Management has assessed that in all likelihood the financial impact of these actions will not be significant for the Group, and does not believe that it is probable there will be a material outflow of financial resources during the process of complying with the new regulations. Management will continue to assess the financial impact of these regulations on its business.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

5.	Significant equity transactions and acquisitions

Acquisition of additional interest in Target Net (Beijing) Technology Company Limited (“Target Net”)

As of December 31, 2016, the Group held 51% equity interest in Target Net, an unlisted entity based in the PRC and involved in the provision of internet information distribution services. In October 2017, Target Net repurchased its equity interests held by a noncontrolling shareholder for a total consideration of RMB36.3 million, which increased the Group’s ownership interest in Target Net to 74.8%. It was considered to be an equity transaction and the excess of the noncontrolling interest repurchased over the consideration was recorded in equity.

Acquisition of additional interest in KKC Holdings Limited (“KKC”)

As of December 31, 2016, the Group held 49.7% of ordinary shares and approximately 74.8% on a fully diluted basis in KKC, an unlisted entity based in the PRC, and KKC was consolidated as a subsidiary of the Group. The Group acquired KKC to expand its used car business.

In May 2017, the Group acquired the remaining equity interest of KKC from the noncontrolling shareholders for a total consideration of RMB13.2 million, which increased the Group’s ownership interest in KKC to 100%. It was considered to be an equity transaction and the difference between the consideration paid and the carrying amount of the non-controlling interest was recorded in equity.

Acquisition of Beijing Xinchuang Interactive Advertising Company Limited (“Xinchuang”)

As of December 31, 2016, the Group held 30% equity interest in Xinchuang, an unlisted entity located in the PRC and engaged in internet digital marketing services. In January 2017, the Group acquired an additional 30% of the equity interest, increasing its ownership interest to 60%. After the transaction, Xinchuang was consolidated as a subsidiary of CIG, one of the Group’s subsidiaries. The Group acquired Xinchuang to expand its digital marketing solutions business.

This transaction was considered as a step acquisition under ASC 805 “Business Combinations”. A step acquisition gain of RMB36.3 million arising from revaluation of previously held equity interest was recognized in the investment income/(loss) in the consolidated statements of comprehensive income/(loss).

The total purchase consideration for acquiring Xinchuang was RMB105.6 million, including a liability of RMB63.6 million for the committed purchase of the remaining 40% equity interest in the following two years equally. In October 2017, a modification of the original share purchase agreement was entered into to terminate the commitment. It was considered an equity transaction and the difference between the liability as at modification date and the carrying amount of the non-controlling interest was recorded in equity.

In January 2019, in order to better enhance the synergy between the Group and Xinchuang, the Group acquired the remaining equity interest of Xinchuang from the noncontrolling shareholders for a total consideration of RMB124.0 million, which increased the Group’s ownership interest in Xinchuang to 100%. It was considered to be an equity transaction and the difference between the consideration paid and the carrying amount of the non-controlling interest was recorded in equity.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

5.	Significant equity transactions and acquisitions (continued)

Acquisition of Jingzhengu Holdings Limited (“JZG”)

As of December 31, 2017 and 2018, the Group held a 50% equity interest in JZG, an unlisted entity based in Hong Kong and engaged in auto valuation and inspection services.

In January 2019, the Group acquired an additional equity interest for a total consideration of RMB68.6 million and increased its ownership interest to 59.5%. After the transaction, JZG was consolidated as a subsidiary of the Group. The Group acquired JZG to expand its advertising and subscription business.

This transaction was considered as a step acquisition under ASC 805 “Business Combinations”. A step acquisition gain of RMB122.6 million arising from revaluation of previously held equity interest was recognized in the investment income/(loss) in the consolidated statements of comprehensive income/(loss).

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

5.	Significant equity transactions and acquisitions (continued)

Other acquisitions

For the year ended December 31, 2017, 2018 and 2019, the Group acquired equity interests in other acquirees for total purchase consideration of RMB26.5 million, nil and RMB7.5 million.

The fair values of the identifiable assets and liabilities as at the date of the acquisitions are summarized in the following table:

	Fair value recognized on acquisition
	2017	2018	2019
	RMB	RMB	RMB
Cash and cash equivalents	23,072	—	14,106
Property, plant and equipment, net	292	—	2,847
Intangible assets, net	60,684	—	45,098
Other assets	61,142	—	44,596
Current liabilities	(59,867)	—	(111,781)
Deferred tax liabilities	(15,171)	—	(9,525)
Noncontrolling interest before acquisition	—	—	10,076

Net assets	70,152	—	(4,583)
Noncontrolling interests	—	—	(116,683)
Mandatorily redeemable noncontrolling interests	(63,569)	—	—
Goodwill arising on acquisitions	103,136	—	300,332

Total	109,719	—	179,066

Cash consideration	68,480	—	7,500
Non-cash consideration	—		68,632
Fair value of previously held equity interests	41,239	—	102,934

Total consideration	109,719	—	179,066

The goodwill represented expected synergies arising on acquisitions. The knowledge and expertise of employees is not separable. Therefore, it does not meet the criteria for recognition as intangible asset under ASC 350 “Intangibles – Goodwill and Other”. None of the goodwill recognized was expected to be deductible for income tax purposes. The intangible assets arising from the acquisition include customer relationship, software, and brand name. The estimated useful lives were described in Note 2 (p).

The noncontrolling interest has been recognized at fair value on the acquisition date.

Neither the results of operations since the acquisition date nor the pro forma results of operations of the acquirees were presented because the effects of these business combinations, individually or in the aggregate, were not significant to the Group’s consolidated results of operations.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

6.	Restricted cash

Components of restricted cash as of December 31, 2018 and 2019 are as follows:

	2018	2019
	RMB	RMB
Time deposits pledged for bank borrowings	3,869,699	1,561,907
Cash deposits pledged for asset-backed securitization debt	371,042	142,986
Guarantee funds	537,288	1,370,348
Cash pledged for bank notes	12,370	7,600
Others	—	168,403

	4,790,399	3,251,244

7.	Accounts receivable, net

Accounts receivable, net as of December 31, 2018 and 2019 are as follows:

	2018	2019
	RMB	RMB
Accounts receivable	4,371,898	4,214,787
Less: allowance for doubtful accounts	(481,186)	(422,146)

	3,890,712	3,792,641

As of December 31, 2019, accounts receivable at carrying value of RMB422.1 million (2018: RMB481.2 million) were impaired and fully provided for. The movements in the allowance for doubtful accounts are as follows:

	2017	2018	2019
	RMB	RMB	RMB
Balance as of January 1	100,040	252,905	481,186
Charge for the year	152,865	228,281	354,017
Write off for the year	—	—	(413,057)

Balance as of December 31	252,905	481,186	422,146

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

8.	Prepayments and other receivables

Components of prepayments and other receivables as of December 31, 2018 and 2019 are as follows:

	2018	2019
	RMB	RMB
Prepaid expenses and advances to third parties	98,956	82,415
Deposits	235,662	403,662
VAT and other taxes receivables	596,494	619,484
Interest receivable	64,066	19,068
Loans to third parties	325,057	206,074
Other receivables from third parties	414,209	287,373
Loan recognized as a result of payment under the guarantee	29,060	435,293
Other receivables from disposal of assets	104,357	157,459
Others	176,530	167,246
Less: allowance for impairment of other receivables	(5,092)	(157,350)

	2,039,299	2,220,724

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

9.	Investment in equity investees

The Group’s investment in equity investees consisted of the following:

	Investments without readily determinable fair value	Equity method	Total
	RMB	RMB	RMB
Balance as of January 1, 2017	1,260,776	186,696	1,447,472
Additions	34,737	103,472	138,209
Share of loss of equity investees	—	(50,643)	(50,643)
Less: disposals and transfers	(14,623)	(126,512)	(141,135)
Less: impairment losses	(143,974)	(21,223)	(165,197)
Foreign currency translation adjustments	(44,836)	326	(44,510)

Balance as of December 31, 2017	1,092,080	92,116	1,184,196
Additions	60,336	713,527	773,863
Share of loss and other comprehensive income of equity investees	—	(57,923)	(57,923)
Less: disposals and transfers	(6,000)	(2,859)	(8,859)
Less: impairment losses	(17,040)	(17,589)	(34,629)
Transfer of the further share of loss of equity investee	—	20,465	20,465
Foreign currency translation adjustments	30,665	(607)	30,058

Balance as of December 31, 2018	1,160,041	747,130	1,907,171
Additions	171,762	48,000	219,762
Share of loss of equity investees	—	(57,725)	(57,725)
Less: impairment losses	(151,257)	(16,386)	(167,643)
Foreign currency translation adjustments	10,029	1,209	11,238

Balance as of December 31, 2019	1,190,575	722,228	1,912,803

Investments without readily determinable fair value

As of December 31, 2018 and 2019, the carrying value of the Group’s investments without readily determinable fair value were RMB1.16 billion and RMB1.19 billion, respectively. Investments that do not have readily determinable fair values are accounted for at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. For the years ended December 31, 2017, 2018 and 2019, the Group invested RMB34.7 million, RMB60.3 million, and RMB171.8 million in multiple private companies accounted for as investments without readily determinable fair value respectively, which management believes will lead to future operating synergies with the Group’s business in future years.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

9.	Investment in equity investees (continued)

Equity method

As of December 31, 2018 and 2019, the carrying value of the Group’s investments accounted for under the equity method were RMB747.1 million and RMB722.2 million, respectively. The Group applies the equity method to account for its equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. For the year ended December 31, 2017, the Group disposed of certain investments accounted for under the equity method and recorded a disposal gain of RMB43.6 million, which was recognized in the investment income/(loss) in the consolidated statements of comprehensive income/(loss).

As of December 31, 2018, the Group’s share of losses in one of its equity investees exceeded its interest in this equity investee, and the Group continued to recognize further losses amounting to RMB20.5 million against its balance due from the equity investee.

The condensed financial information of the Group’s equity investments accounted for under the equity method were summarized as a group below in accordance with Rule 4-08 of Regulation S-X:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Revenue	80,095	733,295	2,446,639
Gross profit	4,981	222,209	184,074
(Loss)/Income from operations	(133,910)	14,779	(222,317)
Net (loss)/income	(133,207)	13,249	(222,401)
Net (loss)/income attributable to the equity-method investees	(129,223)	14,859	(221,890)

	As of December 31,
	2018	2019
	RMB	RMB
Current assets	1,663,913	1,141,747
Non-current assets	1,754,208	2,316,162
Current liabilities	566,156	592,976
Non-current liabilities	9,565	14,416
Noncontrolling interests	(10,076)	4,619

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

10.	Investment in convertible notes

Significant investment held in convertible notes

On June 13, 2018, Yixin and Yusheng Holdings Limited (“Yusheng”) entered into the convertible note purchase agreement, the business cooperation agreement and the framework agreement in relation to Yixin’s investment in Yusheng by way of subscription for the convertible note.

Pursuant to the convertible note purchase agreement, Yusheng agreed to issue to Yixin interest free convertible notes with a term of 20 years in the principal amount of US$260.0 million for a consideration of (i) provision of the cooperation to Yusheng and/or its affiliates pursuant to the terms of the business cooperation agreement, and (ii) a cash consideration of US$21.0 million. The convertible notes are interest free and convertible into Series Pre-A preferred shares at the conversion price of US$20.00. The Group has elected to use the fair value option to account for the investment in convertible notes which amounted to RMB1.79 billion as at December 31, 2018.

Pursuant to the business cooperation agreement, Yixin shall provide the cooperation to Yusheng and/or its affiliates for a term of 20 years from the date of the business cooperation agreement. For the avoidance of doubt, actions in connection with respect to such cooperation include (i) Yixin shall provide certain traffic support in relation to the used automobile transaction business to Yusheng and/or its affiliates; (ii) Yixin shall provide certain automobile database related services to Yusheng and/or its affiliates on a non-exclusive basis; and (iii) Yixin shall not engage in, invest in, own, manage, operate or provide assistance to businesses that may compete with the used automobile transaction business during the term of the business cooperation agreement or until Yixin holds less than 10% equity interest in Yusheng on an as converted and fully diluted basis, whichever comes earlier. Please refer to Note 21 for further details.

Pursuant to the framework agreement, Yusheng agreed to purchase from Yixin, either directly or through its affiliates, certain fixed and intangible assets relating to the used automobile transaction business of Yusheng for an aggregate purchase price of US$21.0 million.

In November 2019, Yixin subscribed to another convertible note issued by Yusheng for cash consideration of US$43.0 million to further strength the cooperation relationship with Yusheng in the used automobile businesses.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

11.	Property, plant and equipment, net

Property, plant and equipment, net as of December 31, 2018 and 2019 are as follows:

	2018	2019
	RMB	RMB
Computers and servers	175,285	202,737
Automobiles for the Group use	42,101	44,862
Automobiles for operating leases	417,793	56,282
Furniture and fixtures	17,904	20,952
Leasehold improvements	71,490	67,261
Building	—	27,380
Less: accumulated depreciation	(275,186)	(214,080)

Net book value	449,387	205,394

Depreciation expenses recognized for the years ended December 31, 2017, 2018 and 2019 were RMB185.3 million, RMB255.8 million and RMB88.4 million, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

12.	Intangible assets, net

Intangible assets, net as of December 31, 2018 and 2019 are as follows:

	As of December 31, 2018
	Gross carrying amount	Accumulated amortization	Impairment amount	Net carrying amount
	RMB	RMB	RMB	RMB
Purchased software	58,110	(27,956)	—	30,154
Digital Sales Assistant system	25,430	(18,013)	—	7,417
Trademark and lifetime membership	13,095	(721)	—	12,374
Domain names	25,399	(10,970)	—	14,429
Customer relationships	180,610	(82,244)	—	98,366
Brand name	3,630	(1,012)	—	2,618
Business cooperation	3,447,689	(2,391,469)	(254,873)	801,347
Others	39,113	(8,877)	—	30,236

	3,793,076	(2,541,262)	(254,873)	996,941

	As of December 31, 2019
	Gross carrying amount	Accumulated amortization	Impairment amount	Net carrying amount
	RMB	RMB	RMB	RMB
Purchased software	65,800	(33,821)	—	31,979
Digital Sales Assistant system	25,430	(20,556)	—	4,874
Trademark and lifetime membership	13,260	(1,190)	—	12,070
Domain names	25,399	(13,510)	—	11,889
Customer relationships	180,610	(101,139)	—	79,471
Brand name	15,530	(2,440)	—	13,090
Database	26,200	(2,620)		23,580
Business cooperation	3,447,689	(3,021,349)	(254,873)	171,467
Others	46,118	(12,789)	—	33,329

	3,846,036	(3,209,414)	(254,873)	381,749

Amortization expenses for the years ended December 31, 2017, 2018 and 2019 amounted to RMB688.6 million, RMB693.8 million and RMB671.0 million, respectively.

The estimated aggregate amortization expenses for each of the five succeeding fiscal years are as follows:

	For the year ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB
Amortization expenses	206,873	26,426	22,362	20,818	19,988

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

13.	Goodwill

	2017	2018	2019
	RMB	RMB	RMB
Balance as of January 1	444,933	543,655	532,130
Acquisition of subsidiaries	103,136	—	329,424
Disposal	(4,326)	(11,585)	—
Foreign exchange difference	(88)	60	29

Balance as of December 31	543,655	532,130	861,583

The Group’s goodwill impairment is tested at the reporting unit level, i.e. advertising and subscription business, transaction services business and digital marketing solutions business. As of December 31, 2019, the fair value of each reporting unit exceeded its carrying amount and no reporting units were at risk of failing the impairment test. As a result, no impairment charge was recognized.

	As of December 31, 2018
	Advertising and subscription business	Transaction services business	Digital marketing solutions	Total
	RMB	RMB	RMB	RMB
Goodwill	327,754	105,131	99,245	532,130

	As of December 31, 2019
	Advertising and subscription business	Transaction services business	Digital marketing solutions	Total
	RMB	RMB	RMB	RMB
Goodwill	656,678	105,631	99,274	861,583

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

14.	Leases

The Group’s operating leases mainly relate to office buildings and it has no finance lease as a lessee for the year ended December 31, 2019.

As of December 31, 2019, the weighted average remaining lease term was 2.1 years and weighted average discount rate was 5.9% for the Group’s operating leases.

Operating lease cost for the year ended December 31, 2019 was RMB109.9 million, which excluded the cost of short-term contracts. Cost of short-term lease contracts for the year ended December 31, 2019 was RMB53.9 million. Supplemental cash flow information related to operating leases is as follows:

2019
RMB
Cash payments for operating leases	156,323
ROU assets obtained in exchange for operating lease liabilities	46,007

Future lease payments under operating leases as of December 31, 2019 were as follows:

Operating leases
RMB
Year ending December 31,
2020	44,933
2021	16,535
2022	8,685
2023	3,953
2024	177
Thereafter	14

Total future lease payments	74,297
Less: Imputed interest	(4,873)

Total lease liabilities balance	69,424

Future lease payments under operating leases as of December 31, 2018, prior to the adoption of new lease accounting standard as described in Note 2(hh), are as follows:

2018
RMB
Within one year	119,501
After one year but not more than five years	152,273
Later than five years	5,961

277,735

For the years ended December 31, 2017 and 2018, the Group incurred rental expenses under operating leases of RMB136.6 million and RMB149.1 million, respectively.

As of December 31, 2019, additional operating leases that have not yet commenced were immaterial.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

15.	Finance receivables, net

The Group provides automobile financial leasing services to individual customers and automobile dealers. Detailed information of finance receivables as of December 31, 2018 and 2019 are as follows:

	2018	2019
	RMB	RMB
Finance receivables, gross
-Within one year	22,661,850	19,465,688
-After one year but not more than five years	22,047,127	12,689,412

	44,708,977	32,155,100
Unearned finance income	(7,481,088)	(4,598,908)

	37,227,889	27,556,192
Allowance for credit losses	(350,816)	(566,398)

Finance receivables, net	36,877,073	26,989,794

Aging analysis of finance receivables are as follows:

	2018	2019
	RMB	RMB
Not past due	35,788,625	25,068,164
Past due
-Up to 3 months	1,027,691	1,816,830
-Over 3 months	411,573	671,198

	37,227,889	27,556,192
Allowance for credit losses	(350,816)	(566,398)
Finance receivables, net	36,877,073	26,989,794

Finance receivables due from related parties for the years ended December 31, 2018 and 2019 were RMB105.9 million and RMB27.7 million, which are presented as due from related parties.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

15.	Finance receivables, net (continued)

Management assesses the allowance for credit losses of finance receivables collectively based on its historical experience and on various other assumptions that are believed to be reasonable, including estimated loss percentages of contracts that are not collectable, the historical migration pattern of past due balances, other information gathered through collection efforts and general economic conditions. Management reassesses the provision at each balance sheet date. As of December 31 2017, 2018 and 2019, the allowance for credit losses was RMB134.2 million, RMB350.8 million and RMB566.4 million, respectively. The movements in the allowance for credit losses are as follows:

	2017	2018	2019
	RMB	RMB	RMB
Balance as of January 1	22,486	134,169	350,816
Charge for the year	196,320	528,824	871,231
Reversal of impairment for the year	—	(9,851)	(8,567)
Write off for the year	(84,637)	(312,177)	(655,649)
Recovery of finance receivables written off	—	9,851	8,567

Balance as of December 31	134,169	350,816	566,398

The Group securitizes finance receivables arising from its consumers through transfer of those assets to asset-backed securitization vehicles. The securitization vehicles usually issue senior tranche debt securities to third party investors, collateralized by the transferred assets, and subordinate tranche debt securities to the Group. As of December 31, 2018 and 2019, the collateralized finance receivables transferred to the securitization vehicles were RMB16.20 billion and RMB10.14 billion, respectively. Please refer to Note 2 (s) for details. The Group also secures certain borrowings from financial institutions with the cash proceeds of certain of the Group’s finance receivables. As of December 31, 2018 and 2019, the finance receivables collateralized for borrowings from financial institutions were RMB8.84 billion and RMB9.50 billion, respectively.

16.	Other non-current assets

	2018	2019
	RMB	RMB
Prepayment for automobiles	149,215	10,957
Automobiles purchased for future leases	359,760	31,532
Property not available for use	—	422,207
Long-term receivables from loan facilitation services	53,973	373,711
Automobiles collected from financing lease customers	—	323,351
Long-term prepaid expenses	74,113	13,059
Deposits and others	527,966	252,025
Less: provision for impairment of automobiles collected from financing lease customers	—	(104,761)

	1,165,027	1,322,081

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

17.	Borrowings

The Group’s short term borrowings represent the borrowings which were payable within one year or on demand.

During 2019, the Group entered into revolving line of credit agreements with some commercial banks located in China. As of December 31, 2019, the total revolving line of credit was RMB1.47 billion (2018: RMB512.3 million) and available within one year from the respective agreement date. There are no commitment fees associated with the unused portion of the line of credit. The major revolving line of credit is guaranteed by the Company or other entities within the Group.

The weighted average interest rate on borrowings outstanding as of December 31, 2018 and 2019 was approximately 6.5% and 7.0%, respectively.

As of December 31, 2019, the borrowings will be due according to the following schedule:

	Within 1 year	Between 1 to 2 years	Between 2 to 3 years	Between 3 to 4 years	Between 4 to 5 years
	RMB	RMB	RMB	RMB	RMB
Principal amounts	10,888,194	1,918,274	240,538	23,200	23,200

18.	Asset-backed securitization debt

As of December 31, 2018 and 2019, the asset-backed securitization securities were RMB13.79 billion and RMB7.37 billion, respectively. The weighted average interest rate for the outstanding asset-backed securitization debt as of December 31, 2018 and 2019 were approximately 8.1% and 6.9%. The amount of interest charges recognized for the years ended December 31, 2018 and 2019 were RMB967.4 million and RMB806.3 million, respectively.

As of December 31, 2019, the asset-backed securitization debt will be due according to the following schedule:

	Within 1 year	Between 1 to 2 years	Between 2 to 3 years	Between 3 to 4 years	Between 4 to 5 years
	RMB	RMB	RMB	RMB	RMB
Principal amounts	6,278,472	1,173,227	—	—	—

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

19.	Guarantee liabilities

The movement of guarantee liabilities is as follows:

	2018	2019
	RMB	RMB
Balance as of January 1	—	107,614
Fair value of guarantee liabilities upon the inception of new guarantees	119,672	217,638
Guarantee settled	(9,596)	(82,754)
Gains from guarantee liabilities	(2,462)	(34,782)

Balance as of December 31	107,614	207,716

The terms of the guarantee range from 1 year to 5 years, as of December 31, 2018 and 2019.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

20.	Convertible debt

On August 2, 2016, the Company issued convertible notes (the “PAG Notes”) for an aggregate principal amount of US$150.0 million to PA Grand Opportunity Limited (PAG). The PAG Notes are due on August 1, 2021 and bear interest of 2% annually which will be paid semi-annually beginning on February 2, 2017.

The PAG Notes can be converted, at the holder’s option, into the Company’s fully paid American Depositary Shares (“ADSs”) or ordinary shares with an initial conversion price of approximately US$23.67 per ADS, representing an initial conversion rate of 4,224.7671 ADSs per US$100,000 principal amount of the PAG Notes.

The issuance costs of the PAG Notes were US$0.18 million and are being amortized to interest expense, using the effective interest method, until the maturity date of the PAG Notes.

The Company has accounted for the PAG Notes in accordance with ASC 470, as a single instrument classified as a long-term debt within the consolidated financial statements. The value of the PAG Notes is measured by the cash received. The Company recorded the interest expenses according to its annual interest rate.

The Company evaluated the embedded conversion features contained in the PAG Notes in accordance with ASC 815-10-15 to determine if the conversion option requires bifurcation. In accordance with ASC 815-10-15-83, the conversion option meets the definition of a derivative. However, bifurcation of conversion option from the PAG Notes is not required as the scope exception prescribed in ASC 815-10-15-74 is met as the conversion option is considered indexed to the entity’s own stock and classified in stockholders’ equity.

As the conversion option was not bifurcated, the Company then assessed if there was any beneficial conversion feature (“BCF”) in accordance with ASC 470-20. The Company recognized a BCF of US$27.9 million (RMB185.7 million) through a credit to additional paid-in capital because the fair value per ordinary share of US$28.08 exceeded the conversion price of US$23.67 at the commitment date on August 2, 2016. The resulting discount of US$27.9 million to the PAG Notes is then accreted to the redemption value as interest expense using the effective interest method through the consolidated statement of comprehensive income/(loss) over the term of the PAG Notes.

The Company evaluated the embedded contingent redemption features contained in the PAG Notes in accordance with ASC 815-15-25-42 and ASC 815-15-25-26. The contingent redemption features were not required to be bifurcated because they are considered to be clearly and closely related to the debt host contract, as the PAG Notes were not issued at a substantial discount and are puttable at par.

In November 2017 and January 2019, US$24.0 million and US$0.5 million principal amount of the PAG Notes were converted to 1,013,941 and 21,123 ordinary shares of the Company, respectively. Upon conversion, the balance of the PAG Notes converted and related unamortized discounts and issuance costs, which amounted to RMB158.5 million and RMB3.4 million, were recorded as the Company’s shareholders’ equity in 2017 and 2019, respectively. The unamortized BCF associated with the PAG Notes converted, which amounted to RMB23.3 million and RMB0.4 million, was expensed immediately in 2017 and 2019, respectively.

In May 2019, the Company repurchased the outstanding US$125.5 million aggregate principal amount of the PAG Notes prior to the scheduled maturity date of the notes. The total purchase price of US$126.8 million, including the interest of US$1.3 million on the notes, was paid and settled on May 22, 2019. The PAG Notes were then cancelled and no longer outstanding. The unamortized BCF associated with the PAG Notes repurchased, which amounted to RMB77.4 million, was expensed immediately.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

20.	Convertible debt (continued)

Before the PAG Notes repurchase, the effective interest rate for PAG Notes was 6.5% and the amount of interest charges recognized was RMB53.8 million, RMB46.8 million and RMB21.9 million for the year ended December 31, 2017, 2018 and 2019, respectively.

21.	Deferred revenue

	2018	2019
	RMB	RMB
Deferred revenue	1,609,787	1,453,658

Pursuant to the business cooperation agreement, Yixin shall provide the cooperation to Yusheng and/or its affiliates for a term of 20 years from the date of the business cooperation agreement. Deferred revenue related to Yusheng amounting to US$227.8 million was initially recognized at fair value of the services in the business cooperation agreement. As of December 31, 2018 and 2019, the carrying amount of the related deferred revenue amounted to RMB1.51 billion and RMB1.42 billion, respectively.

22.	Other payables and accruals

Components of other payables and accruals as of December 31, 2018 and 2019 are as follows:

	2018	2019
	RMB	RMB
Accrued payroll	262,590	246,714
Accrued expenses	78,610	95,977
Advances from customers	1,035,090	1,052,416
Other payables	657,832	633,442
Other tax payables	389,483	358,579
Interest payable	236,552	146,514

	2,660,157	2,533,642

The above balances are non-interest-bearing and are normally settled under the terms of 120 to 150 days. Included in advances from customers are amounts received from dealer subscriptions and listing customers prior to revenue recognition, amounting to RMB845.0 million and RMB864.1 million, and from leasing customers prior to revenue recognition, amounting to RMB168.6 million and RMB152.9 million as of December 31, 2018 and 2019, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

23.	Redeemable noncontrolling interests

	2018	2019
	RMB	RMB
Balance as of January 1	301,953	360,010
Issuance of shares of the Group’s subsidiary	30,000	—
Accretion to redeemable noncontrolling interests	28,057	30,427

	360,010	390,437

In 2017, one subsidiary of the Group issued ordinary shares with redemption features to certain third-party investors. The Group classifies redeemable noncontrolling interests as mezzanine equity and records accretion of redemption value in accordance with ASC 480 “Distinguishing Liabilities from Equity”. The Group elects to use the effective interest method for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interests.

24.	Other gains, net

	2017	2018	2019
	RMB	RMB	RMB
Foreign currency exchange (losses)/gains	(1,721)	(22,103)	3,546
Gains on disposal of property, plant and equipment and intangible assets, net	16,430	47,309	14,911
Government grants	28,946	60,449	66,050
Other income from business cooperation arrangements with Yusheng	—	48,102	109,864
Gains from guarantee liabilities	—	2,462	34,782
VAT refund	—	71,505	82,107
Others	(12,079)	(26,610)	(5,478)

	31,576	181,114	305,782

The Group adopted ASC 606, from January 1, 2018, using the modified retrospective method. In accordance with ASC 606, VAT was presented on a net basis instead of on a gross basis under ASC 605, and VAT refund was recorded as other gains, net instead of revenue in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2018 and 2019.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

25.	Income tax expense

Cayman Islands

Under the current laws of the Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gain. Additionally, the Cayman Islands do not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the Hong Kong tax laws, subsidiaries in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and they may be exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends.

PRC

Under the PRC Enterprise Income Tax Law (“EIT Law”), EIT rate is 25% for enterprises incorporated in the PRC. Preferential EIT rates are available for enterprises qualified as High and New Technology Enterprises (“HNTEs”) and Software Enterprises (“SEs”). Entities qualified as HNTEs enjoy a reduced tax rate of 15% within three years after obtaining the HNTE certificate. An entity could re-apply for the HNTE certificate when the prior certificate expires. Historically, all of HNTEs of the Group successfully re-applied for the certificates when the prior ones expired. Entities qualified as SEs enjoy a two-year exemption for EIT from the first profitable year followed by a three-year half reduction in tax rate. In addition, in accordance with relevant PRC tax regulations, qualified entities established in specific geographical areas are exempt from EIT for five years, commencing from the first year of operation.

In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2015 through 2019 remain open to examination by the respective tax authorities. The Company may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

Further, pursuant to the EIT Law, a 10% withholding tax is levied on dividends declared by PRC enterprises to their foreign non-resident enterprise investors. A lower withholding tax rate will be applied if tax treaty or arrangement benefits are available. According to the tax arrangement between the PRC and Hong Kong, withholding tax rate of 5% is applicable if direct foreign non-resident enterprise investors own directly at least 25% equity interest in the PRC enterprises and meet the relevant requirements.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

25.	Income tax expense (continued)

Composition of income tax expense:

	2017	2018	2019
	RMB	RMB	RMB
Current income tax	249,995	326,418	363,024
Deferred income tax	(46,171)	(150,522)	(272,005)

	203,824	175,896	91,019

Composition of deferred tax assets and liabilities:

	2018	2019
	RMB	RMB
Deferred tax assets
Amortization of intangible assets	757	—
Tax losses carried forward	19,030	246,834
Allowance for credit losses	170,527	401,646
Others	507	976
Less: valuation allowance	(12,258)	(205,544)

	178,563	443,912

Deferred tax liabilities
Intangible assets arising from business combinations	(27,770)	(30,638)

	(27,770)	(30,638)

Net deferred tax assets	150,793	413,274

Movement of valuation allowance:

	2017	2018	2019
	RMB	RMB	RMB
Balance as of January 1	18,170	18,511	12,258
Additions	2,319	24,523	200,500
Reversals	(1,978)	(30,776)	(7,214)

Balance as of December 31	18,511	12,258	205,544

As of December 31, 2019, the Group had net operating losses carried forward of approximately RMB1.08 billion which arose from the subsidiaries, VIEs and subsidiaries of VIEs established in the PRC. The losses carried forward will expire during the period from 2020 to 2024.

The Group did not provide for deferred taxes on the undistributed earnings of its subsidiaries, VIEs and subsidiaries of VIEs registered in the PRC as of December 31, 2018 and 2019 on the basis of its intent to reinvest the earnings. As of December 31, 2018 and 2019, the total amount of undistributed earnings from the subsidiaries, VIEs and subsidiaries of VIEs registered in the PRC was RMB2.84 billion and RMB3.28 billion, respectively. As of December 31, 2018 and 2019, determination of the amount of unrecognized deferred tax liability related to the earnings that are indefinitely reinvested is not practical.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

25.	Income tax expense (continued)

Reconciliation of the differences between the statutory EIT rate applicable to profits of the consolidated entities and the income tax expenses of the Group:

	2017	2018	2019
	RMB	RMB	RMB
Loss before tax	(1,223,164)	(503,420)	(1,092,021)

Income tax computed at statutory EIT rate (25%)	(305,791)	(125,855)	(273,005)
Effect of preferential tax rates for certain entities comprising the Group	(112,684)	(137,124)	(116,461)
Effect of differing tax rates in different jurisdictions	422,677	260,441	218,204
Non-deductible expenses and non-taxable income, net	188,069	218,830	199,425
Tax savings from additional deductions on certain research and development expenses available for subsidiaries incorporated in the PRC	(3,822)	(4,623)	(18,885)
Change in valuation allowances	1,933	(23,572)	128,665
Others	13,442	(12,201)	(46,924)

Income tax expense	203,824	175,896	91,019

Effective income tax rate	(16.7%)	(34.9%)	(8.3%)

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

26.	Share-based compensation

For the years ended December 31, 2017, 2018 and 2019, total share-based compensation expenses recognized were RMB1.19 billion, RMB896.4 million and RMB426.4 million, respectively.

Share incentive plan

On December 31, 2006, the Company implemented an Employee Stock Incentive Plan (“2006 Plan”) under which the Company has reserved 1,028,512.5 ordinary shares for employees. The Board of Directors of the Company may invite employees of the Group to subscribe for options over the Company’s ordinary shares.

On February 8, 2010, the Company implemented an Employee Stock Incentive Plan (“2010 Plan”) under which the Company has reserved 3,089,887.5 ordinary shares for employees. The 2010 Plan stipulates that if options are forfeited, the forfeited options can be added back to the option pool to be granted to other employees. The board of the Company may invite employees of the Company to subscribe for options over the Company’s ordinary shares.

On August 7, 2012, the Company implemented an Employee Stock Incentive Plan (“2012 Plan”) under which the Company has reserved 1,908,180.0 ordinary shares to motivate, attract and retain employees, and directors. The 2012 Plan permits the awards of options and RSUs.

On November 17, 2016, the Company implemented an Employee Stock Incentive Plan (“2016 Plan”) under which the Company has reserved 2,500,000.0 ordinary shares to attract and retain the best available personnel and provide additional incentives to employees, officers, directors and advisors of the Company. The 2016 Plan permits the awards of options and RSUs. In March 2018, the Company amended the 2016 Plan and increased the maximum number of ordinary shares to 6,200,000.0 shares.

Share options

The Company granted share options on December 31, 2006, February 8, 2010, December 28, 2010 and August 7, 2012, respectively. Options granted typically expire in ten years from the respective grant dates, except for options granted on December 31, 2006 whose expiration date was extended to December 31, 2026. The options have graded vesting terms, and vest in equal tranches from the grant date over three or four years, on the condition that employees remain in service without any performance requirements.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

26.	Share-based compensation (continued)

The activities of share options for the year ended December 31, 2019 is summarized as below:

	Number of shares	Weighted average exercise prices US$/Share	Aggregate intrinsic value US$ in thousands	Weighted average remaining contractual life
Outstanding as of January 1, 2019	341,830.0	7.05	6,057	2.70 years
Granted during the year	—	—
Exercised during the year	(90,803.0)	3.70
Forfeited during the year	—	—
Outstanding as of December 31, 2019	251,027.0	8.27	1,649	1.54 years
Exercisable as of December 31, 2019	251,027.0	8.27	1,649	1.54 years

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day of the year and the exercise price.

Total intrinsic value of options exercised for the years ended December 31, 2017, 2018 and 2019 was RMB93.2 million, RMB8.8 million and RMB5.8 million, respectively. There were no options vested for the years ended December 31, 2017, 2018 and 2019.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

26.	Share-based compensation (continued)

Restricted shares units

Starting from 2013, the Company granted RSUs under share incentive plans. The RSUs granted would vest (i) on the anniversary of the grant date, or in equal tranches from the grant date over three to five years, on the condition that employees remain in service without any performance requirements; or (ii) on specific dates, or in equal tranches from the grant date over four years, if the grantees’ key performance indicators were achieved on each vest date.

Once the vesting conditions underlying the respective RSUs are met, the RSUs are considered duly and validly issued to the holder, and free of restrictions on transfer.

The activities of RSUs for the year ended December 31, 2019 is summarized as below:

	Number of RSUs	Weighted-average fair value per RSU granted (US$)
Outstanding as of January 1, 2019	4,537,332.0	25.14
Granted during the year	775,800.0	14.04
Vested and sold during the year	(1,205,919.0)	25.34
Forfeited during the year	(95,100.0)	28.04

Outstanding as of December 31, 2019	4,012,113.0	22.86

Vested as of December 31, 2019	664,255.0	21.72

The weighted-average grant-date fair value during the years ended December 31, 2017, 2018 and 2019 was US$22.44, US$26.20 and US$14.04, respectively. The total fair value of the RSUs vested during the years ended December 31, 2017, 2018 and 2019 was RMB209.5 million, RMB95.2 million, RMB169.2 million, respectively.

For the years ended December 31, 2017, 2018 and 2019, share-based compensation recognized associated with the RSUs was RMB268.5 million, RMB219.4 million and RMB194.3 million, respectively. As of December 31, 2019, there was RMB198.3 million of unrecognized share-based compensation expense related to RSUs. The compensation expenses are expected to be recognized over a weighted-average period of 2.97 years.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

26.	Share-based compensation (continued)

Subsidiaries-Yixin

In November 2017, Yixin implemented a share recapitalization to effect a 7-for-1 share split for all ordinary shares then issued and outstanding. All information related to Yixin’s ordinary shares and stock options have been retroactively adjusted to give effect to the share split.

On May 26, 2017, Yixin approved the establishment of the Pre-IPO Share Option Scheme which was amended on September 1, 2017, the purpose of which is to provide an incentive for employees and persons contributing to Yixin. The Pre-IPO Share Option Scheme shall be valid and effective for 10 years from the grant date. The maximum number of shares that may be issued pursuant to all awards (including incentive share options) under 2017 Share Incentive Plan shall be 418,464,263 shares.

On May 26, 2017, Yixin approved the establishment of the First Share Award Scheme which was amended on September 1, 2017, the purpose of which is to provide an incentive for employees and persons contributing to Yixin. The First Share Award Scheme shall be valid and effective for 10 years from the grant date. The maximum number of shares that may be issued pursuant to all awards (including incentive share options) under First Share Award Scheme shall be 70,830,417 shares.

On September 1, 2017, Yixin approved the establishment of the Second Share Award Scheme with the purpose of which is to provide an incentive for employees and persons contributing to Yixin. The maximum number of shares that may be issued pursuant to all awards (including incentive share options) under Second Share Award Scheme shall be 5% of the total number of issued shares without Shareholders’ approval, subject to an annual limit of 3% of the total number of issued shares at the relevant time.

•	Share options

The exercise price of the granted options to employees shall be US$0.0014. The options have graded vesting terms determined in the grant letter, on the condition that employees remain in service without any performance requirements. The vesting dates should be determined by the Company and grantees for each option agreement. The granted options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

26.	Share-based compensation (continued)

The activities of Yixin’s share options for the year ended December 31, 2019 is summarized as below:

	Number of shares	Weighted average exercise prices US$/Share	Aggregate intrinsic value US$ in thousands	Weighted average remaining contractual life
Outstanding as of January 1, 2019	333,228,714	0.0014	73,982	8.56
Granted during the year	—	0.0014
Exercised during the year	(27,732,848)	0.0014
Forfeited during the year	(1,878,126)	0.0014
Outstanding as of December 31, 2019	303,617,740	0.0014	67,021	7.56
Exercisable as of December 31, 2019	226,553,172	0.0014	50,010	7.55

The aggregate intrinsic value in the table above represents the difference between Yixin’s closing stock price on the last trading day of the year and the exercise price.

Total intrinsic value of options exercised for the years ended December 31, 2018 and 2019 was RMB160.5 million and RMB45.2 million, respectively. The total fair value of options vested during the years ended December 31, 2018 and 2019 was RMB254.6 million and RMB179.2 million, respectively.

For the years ended December 31, 2017, 2018 and 2019, share-based compensation expenses recognized were RMB891.7 million, RMB307.8 million and RMB144.2 million, respectively. As of December 31, 2019, there was RMB87.8 million of unrecognized share-based compensation expense related to share options granted by Yixin. The compensation expenses are expected to be recognized over a weighted-average period of 1.58 years.

The estimate of the fair values of the options were measured based on the binomial option pricing model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used on the date of grant and weighted-average fair value per option granted:

	July 3, 2017		October 1, 2017
Fair value per share	US$	0.53	US$	0.70
Exercise price	US$	0.0014	US$	0.0014
Risk-free interest rate		2.50%		2.46%
Dividend yield		0.00%		0.00%
Weighted-average fair value per option granted	US$	0.53	US$	0.70
Expected volatility		51%		56%
Expected terms		10 years		10 years

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

26.	Share-based compensation (continued)

•	Restricted shares units

Starting from 2018, Yixin granted RSUs to Yixin’s employees under the share award schemes. The RSUs granted would vest on specific dates, or in equal tranches from the grant date over two to four years, on condition that employees remain in service without any performance requirements. Once the vesting conditions underlying the respective RSUs are met, the RSUs are considered duly and validly issued to the holder, and free of restrictions on transfer.

The activities of RSUs for the year ended December 31, 2019 is summarized as below:

	Number of RSUs	Weighted-average fair value per RSU granted (US$)
Outstanding as of January 1, 2019	99,737,126	0.30
Granted during the year	7,773,895	0.23
Vested and sold during the year	(24,325,020)	0.30
Forfeited during the year	(7,575,214)	0.31

Outstanding as of December 31, 2019	75,610,787	0.29

Vested as of December 31, 2019	26,946,272	0.31

The weighted-average grant-date fair value during the year ended December 31, 2018 and 2019 were US$0.31 and US$0.23. The total fair value of the RSUs vested during the year ended December 31, 2018 and 2019 were RMB6.1 million and RMB51.1 million.

For the years ended December 31, 2018 and 2019, share-based compensation recognized associated with the RSUs granted by Yixin was RMB39.6 million and RMB88.9 million, respectively. As of December 31, 2019, there was RMB59.1 million of unrecognized share-based compensation expense related to RSUs. The compensation expenses are expected to be recognized over a weighted-average period of 2.40 years.

Subsidiaries-Others

Other subsidiary of the Company also has equity incentive plans granting options. For the years ended December 31, 2017, 2018 and 2019, total share-based compensation expenses recognized were RMB23.3 million and RMB329.6 million and nil, respectively. As of December 31, 2019, there were no unrecognized compensation expenses related to options granted by other subsidiary.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

27.	Earnings per share

The following table sets forth the computation of basic and diluted net loss per share for the following periods:

	2017	2018	2019
Numerator:
Net loss attributable to Bitauto Holdings Limited	(1,611,114)	(608,352)	(1,200,118)
(Loss)/Income allocation to participating securities of subsidiaries	(2,936)	28,336	(3,030)

Numerator for basic net loss per share	(1,614,050)	(580,016)	(1,203,148)

Dilutive effect of redeemable convertible preference shares and share options of subsidiaries	(11,036)	—	—

Numerator for diluted net loss per share	(1,625,086)	(580,016)	(1,203,148)

Denominator:
Weighted average number of shares—basic	70,154,910	71,305,353	71,108,532
Dilutive effect of potentially issuable ordinary shares	—	—	—

Weighted average number of shares—diluted	70,154,910	71,305,353	71,108,532

Net loss per ordinary share—basic	(23.01)	(8.13)	(16.92)

Net loss per ordinary share—diluted	(23.16)	(8.13)	(16.92)

The weighted average number of shares, that could potentially dilute basic net loss per share in the future including incremental shares of ordinary shares issuable upon the exercise of share options and RSUs, and conversion of convertible debt, but were not included in the computation of diluted net loss per share because they were anti-dilutive for the years presented, are 8,126,552, 6,412,017 and 3,003,599 for the years ended December 31, 2017, 2018 and 2019.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

28.	Fair value measurement

Assets and liabilities measured at fair value on a recurring basis

As of December 31, 2018 and 2019, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured and recorded at fair value on a recurring basis in periods is as follows:

	As of December 31, 2018
	Level 1	Level 2	Level 3
	RMB	RMB	RMB
Investment in convertible notes	—	—	1,789,470
Guarantee liabilities	—	—	(107,614)

	As of December 31, 2019
	Level 1	Level 2	Level 3
	RMB	RMB	RMB
Investment in convertible notes	—	—	2,153,790
Guarantee liabilities	—	—	(207,716)

These instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Group did not transfer any assets or liabilities in or out of level 3 during the year ended December 31, 2018 and 2019.

The fair value of guarantee liabilities at the inception of the guarantee is estimated based on the third-party appraisal report using discount cash flow method. Key inputs and parameters default probability and loss rate of principal and interest which based on management best estimation by making reference to historical record for similar loan products, margin on expected loss which is determined by making reference to the average gross profit margin of comparable companies, and discount rate which is mainly determined by making reference to the average cost of debt for automobile financing lease services.

Investment in convertible notes is classified under level 3 in the fair value hierarchy, with the fair value estimated based on the third-party appraisal report using the binomial option pricing model. Key inputs and parameters includes volatility which is an expected rate based on the historical stock price of comparable companies, risk free rate which is based on the yield of US strip bond with a maturity life equal to the remaining maturity life of the convertible notes and discount rate which is based on yield of comparable bonds with similar credit ratings applicable for the Group.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

28.	Fair value measurement (continued)

Assets and liabilities measured at fair value on a nonrecurring basis

The Group holds investments in equity investees of privately-held companies that are accounted for the investments under equity method or the investments without readily determinable fair value. The Group performs impairment assessments of these investments whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. The Group determined certain investments in equity investees were impaired after evaluated the business prospects, operational data and financial results of the investees. Impairment charges were recorded in connection with the investment in equity investees of RMB165.2 million, RMB34.6 million and RMB167.6 million for the years ended December 31, 2017, 2018 and 2019, respectively. The fair value of the investments were measured using significant unobservable inputs as Level 3, including revenue growth rate, terminal growth rate and discount rate.

Other financial instruments

The following are other financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.

Cash and cash equivalents, restricted cash, accounts receivable, bills receivable, finance receivables, other receivables and due from related parties are financial assets with carrying values that approximate fair value due to their short-term nature. Accounts payable, bills payable, other payables and due to related parties are financial liabilities with carrying values that approximate fair value due to their short-term nature.

For borrowings, interest rates under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level 2 fair value measurement. The carrying value of borrowings approximate fair value.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

29.	Related party transactions

The table below sets forth the related parties and their relationships with the Group as of December 31, 2019:

Name of related parties	Relationship with the Group
Chetuan E-Commerce Ltd. and its subsidiaries (“Chetuan”)	An investee of the Group
Shanghai Eclicks Network Co. Ltd. (“Eclicks”)	An investee of the Group
TTP CAR INC. and its subsidiaries (“TTP”)	An investee of the Group
Beijing Anxinbao Insurance Brokerage Co., Ltd. (“Anxinbao”)	An investee of the Group
JZG	An investee of the Group
NIO.INC and its subsidiaries (“NIO”)	Affiliate
JD.com, Inc and its subsidiaries (“JD”)	Ordinary shareholder of the Group

As of December 31, 2017 and 2018, JZG was a related party as an investee of the Group. In January 2019, the Group acquired additional equity interests of JZG to obtain control of it. Please refer to Note 5 for more details.

The Group entered into the following transactions for the years ended December 31, 2017, 2018 and 2019 with related parties:

	2017	2018	2019
	RMB	RMB	RMB
Services provided to related parties:
Automobile transaction services provided to Chetuan	9,830	—	—
Advertising services provided to TTP	15,260	—	4,016
Advertising services provided to NIO	27,360	30,629	83,066
Other transaction services provided to Anxinbao	14,183	6,000	768
Others	381	160	781

	67,014	36,789	88,631

Services and automobiles purchased from related parties:
Advertising services purchased from Eclicks	98,530	36,434	30,516
Marketing and promotion services purchased from JD	40,411	57,063	53,033
Used car valuation services purchased from JZG	14,400	20,656	—
Automobiles purchased from NIO	—	5,184	1,742
Others	31,155	17,708	26,675

	184,496	137,045	111,966

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

29.	Related party transactions (continued)

The Group had the following balances as of December 31, 2018 and 2019 with related parties:

	2018	2019
	RMB	RMB
Due from Chetuan	105,919	27,694
Due from Anxinbao	231	21,407
Due from NIO	21,109	74,192
Due from JZG	54,106	—
Others	130	609

	181,495	123,902

Due to Chetuan	57,469	57,469
Due to Eclicks	38,840	20,676
Due to JZG	2,182	—
Others	8,072	26,685

	106,563	104,830

The transactions with other related parties and balance with other related parties are individually and aggregately insignificant.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

30.	Commitments and contingencies

Capital commitments

Capital expenditure contracted for at the end of the year but not yet incurred is as follows:

	2018	2019
	RMB	RMB
Purchase of automobiles for future leases	7,007	—

	7,007	—

Legal proceedings

From time to time, the Group is subject to legal proceedings, investigations and claims incidental to the conduct of our business. The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, balance sheets, results of operations or cash flows. From time to time, the Group may be subject to legal proceedings, investigations and claims incidental to our business conduct.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

31.	Operating segment information

As disclosed in Note 2(e), the Group manages its business in three reportable segments, namely advertising and subscription business, transaction services business and digital marketing solutions business.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit or loss and is measured consistently with profit or loss in the consolidated financial statements.

As the Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from external customers within the PRC, no geographical segments are presented.

For the purpose of preparing segment information, all the intersegment transactions have been eliminated and only revenue from external customers are presented as segment revenue. The Group does not allocate non-operating income and expenses to each reportable segment. Accordingly, the measure of profit and loss for each reportable segment as reported to the chief operating decision maker is operating profit. A reconciliation of operating profit to profit before tax is presented in the consolidated statements of comprehensive income/(loss).

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

31.	Operating segment information (continued)

	Advertising and subscription business	Transaction services business	Digital marketing solutions business	Total
Year ended December 31, 2017
Revenue	3,922,158	3,872,244	956,857	8,751,259
Gross profit	3,076,332	1,902,614	537,633	5,516,579
Income/(Loss) from operations	444,564	(1,525,073)	3,916	(1,076,593)
Year ended December 31, 2018
Revenue	4,074,218	5,370,871	1,134,520	10,579,609
Gross profit	3,414,173	2,318,790	602,248	6,335,211
Income/(Loss) from operations	666,257	(838,477)	(293,286)	(465,506)
Year ended December 31, 2019
Revenue	3,897,044	5,753,533	1,102,340	10,752,917
Gross profit	3,310,789	2,720,524	476,852	6,508,165
Loss from operations	(329,929)	(582,293)	(44,015)	(956,237)

The income/(loss) from operations for the year ended December 31, 2017 for advertising and subscription business, transaction services business, and digital marketing solutions included depreciation and amortization expenses of RMB58.5 million, RMB788.7 million and RMB26.7 million, respectively.

The income/(loss) from operations for the year ended December 31, 2018 for advertising and subscription business, transaction services business, and digital marketing solutions included depreciation and amortization expenses of RMB54.7 million, RMB862.1 million and RMB32.7 million, respectively.

The loss from operations for the year ended December 31, 2019 for advertising and subscription business, transaction services business, and digital marketing solutions included depreciation and amortization expenses of RMB63.0 million, RMB686.9 million and RMB9.5 million, respectively.

For the years ended December 31, 2017 ,2018 and 2019, the leasing revenue, which was interest revenue earned from automobile financing lease services, were RMB3.03 billion, RMB4.09 billion and RMB3.77 billion, and funding costs, which was interest expenses incurred for automobile financing lease and operating lease services, were RMB1.14 billion, RMB2.05 billion and RMB1.90 billion, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

32.	Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, VIEs and subsidiaries of VIEs registered in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Company’s subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from their net income based on PRC accounting standards to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the net income based on PRC accounting standards until such appropriations for the fund reach 50% of the registered capital of the entity. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the discretion of the respective entity.

In addition, in accordance with the PRC Company Laws, the Company’s VIEs and subsidiaries of VIEs, registered as Chinese domestic companies, must make appropriations from their net income based on PRC accounting standards to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the net income based on PRC accounting standards until such appropriations for the fund reached 50% of the registered capital of the entity. Appropriation to the discretionary surplus fund is made at the discretion of the respective entity. In addition, registered capital is also restricted from withdrawal in the PRC.

As of December 31, 2019, the Company’s subsidiaries, VIEs and subsidiaries of VIEs registered in the PRC had registered capital and reserve funds appropriated of RMB24.60 billion.

As a result of these PRC laws and regulations that require annual appropriations of 10% of net income to be set aside, prior to payments of dividends as general reserve fund or statutory reserve fund, the Company’s subsidiaries, VIEs and subsidiaries of VIEs registered in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends, loans and advances. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, funding of future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

33.	Parent company only condensed financial information

The Company performed a test on the restricted net assets of consolidated subsidiaries, VIEs and subsidiaries of VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the parent company only. The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

33.	Parent company only condensed financial information (continued)

Condensed balance sheets

	As of December 31,
	2018	2019
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	44,056	4,206
Prepayments and other receivables	44,969	35,645

Total current assets	89,025	39,851

Non-current assets
Investments in subsidiaries, VIEs and subsidiaries of VIEs	6,860,452	6,261,629
Investment in equity investees	25,914	—
Intangible assets, net	801,347	171,467
Due from subsidiaries, VIEs and subsidiaries of VIEs	6,165,296	5,437,103

Total non-current assets	13,853,009	11,870,199

Total assets	13,942,034	11,910,050

Liabilities
Current liabilities
Accruals and other payables	57,874	50,640

Total current liabilities	57,874	50,640

Non-current liabilities
Due to subsidiaries, VIEs and subsidiaries of VIEs	1,979,140	1,875,828
Convertible debt	774,703	—

Total non-current liabilities	2,753,843	1,875,828

Total liabilities	2,811,717	1,926,468

Shareholders’ Equity
Ordinary shares (US$0.00004 par value; 1,250,000,000 shares authorized as of December 31, 2018 and 2019, respectively; 72,739,966 shares and 73,761,089 issued and outstanding as of December 31, 2018 and 2019, respectively )	19	20
Additional paid-in capital	12,782,826	12,664,018
Treasury shares	(333,985)	(241,572)
Statutory reserve	204,583	222,547
Accumulated other comprehensive income	601,423	650,773
Accumulated deficit	(2,124,549)	(3,312,204)

Total shareholders’ equity	11,130,317	9,983,582

Total liabilities and shareholders’ equity	13,942,034	11,910,050

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

33.	Parent company only condensed financial information (continued)

Condensed statements of comprehensive loss

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Selling and administrative expenses	(910,515)	(854,104)	(834,660)
Other gains	38,948	400	881

Loss from operations	(871,567)	(853,704)	(833,779)
Interest income	1,592	10	5
Interest expense	(77,158)	(46,767)	(99,622)
Share of results of equity investees	(52,055)	(40,502)	—
Equity in (loss)/profit of subsidiaries, VIEs and subsidiaries of VIEs	(611,926)	332,611	(363,255)
Investment income	—	—	96,533

Loss before tax	(1,611,114)	(608,352)	(1,200,118)

Net loss	(1,611,114)	(608,352)	(1,200,118)

Other comprehensive income/(loss)
Foreign currency exchange (losses)/gains, net of tax of nil	(274,045)	133,166	49,350

Total comprehensive loss, net of tax	(1,885,159)	(475,186)	(1,150,768)

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

33.	Parent company only condensed financial information (continued)

Condensed statements of cash flows

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net cash provided by operating activities	104,295	110,517	155,083
Net cash (used in)/provided by investing activities	(238,475)	92,800	545,399
Net cash provided by/(used in) financing activities	354,821	(296,719)	(833,128)

Effect of exchange rate changes on cash and cash equivalents	(307,999)	70,796	92,796

Decrease in cash and cash equivalents	(87,358)	(22,606)	(39,850)
Cash and cash equivalents at beginning of the year	154,020	66,662	44,056

Cash and cash equivalents at end of the year	66,662	44,056	4,206

Basis of presentation

The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries, VIEs and subsidiaries of VIEs.

For the Company only condensed financial information, the Company records its investments in subsidiaries, VIEs and subsidiaries of VIEs under the equity method of accounting as prescribed in ASC 323 “Investments-Equity Method and Joint Ventures”. Such investments are presented on the condensed balance sheets as “investment in subsidiaries, VIEs and subsidiaries of VIEs” and shares in the subsidiaries, VIEs and subsidiaries of VIEs’ profit are presented as “equity in profit of subsidiaries, VIEs and subsidiaries of VIEs” on the condensed statements of comprehensive income/(loss). The cash flows used in the investing activities are primarily associated with the loans to the subsidiaries, VIEs and subsidiaries of VIEs. The parent company only condensed financial information should be read in conjunction with the Group’ consolidated financial statements.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

34.	Subsequent events

Since the beginning of 2020, outbreak of COVID-19 has resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. As substantially all of the Group’s revenue and workforce are concentrated in China, the Group’s business operations and financial condition, results of operations and cash flows for 2020 have been and will likely continue to be adversely affected by the COVID-19 outbreak, including but not limited to negative impact to revenues, slower collection of receivables and potential additional credit loss for receivables or impairment for investment. Given the uncertainty surrounding the outbreak of COVID-19, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time.